ADVANTAGE FUNDS, INC.

DREYFUS EMERGING LEADERS FUND
DREYFUS SMALL COMPANY VALUE FUND
DREYFUS PREMIER MIDCAP VALUE FUND
(CLASS A, CLASS C, CLASS I AND CLASS T SHARES)
DREYFUS PREMIER TECHNOLOGY GROWTH FUND
(CLASS A, CLASS B, CLASS C, CLASS I AND CLASS T SHARES)
DREYFUS PREMIER FUTURE LEADERS FUND
(CLASS A, CLASS B, CLASS C, CLASS I AND CLASS T SHARES)
DREYFUS PREMIER STRATEGIC VALUE FUND
(CLASS A, CLASS B, CLASS C, CLASS I AND CLASS T SHARES)
DREYFUS PREMIER INTERNATIONAL VALUE FUND
(CLASS A, CLASS B, CLASS C, CLASS I AND CLASS T SHARES)
DREYFUS PREMIER SELECT MIDCAP GROWTH FUND
(CLASS A, CLASS B, CLASS C, CLASS I AND CLASS T SHARES)
DREYFUS PREMIER STRUCTURED MIDCAP FUND
(CLASS A, CLASS B, CLASS C, CLASS I AND CLASS T SHARES)
DREYFUS PREMIER STRUCTURED LARGE CAP VALUE FUND
(CLASS A, CLASS B, CLASS C, CLASS I AND CLASS T SHARES)

STATEMENT OF ADDITIONAL INFORMATION
MAY 30, 2008
AS REVISED AUGUST 1, 2008

This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the current Prospectuses dated January 1, 2008 of each of the funds listed above, except Dreyfus Premier Midcap Value Fund, the current Prospectus for which is dated May 30, 2008, each of which is a separate series (each, a "Fund" and collectively, the "Funds") of Advantage Funds, Inc. (the "Company"), as each Prospectus may be revised from time to time. To obtain a copy of the Prospectus for Dreyfus Emerging Leaders Fund or Dreyfus Small Company Value Fund, please call your financial adviser, write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, visit www.dreyfus.com, or call one of the following numbers:

Call Toll Free 1-800-645-6561
In New York City – Call 1-718-895-1206
Outside the U.S. – Call 516-794-5452

To obtain a copy of the Prospectus for Dreyfus Premier Midcap Value Fund, Dreyfus Premier Technology Growth Fund, Dreyfus Premier Future Leaders Fund, Dreyfus Premier Strategic Value Fund, Dreyfus Premier International Value Fund, Dreyfus Premier Select Midcap Growth Fund, Dreyfus Premier Structured Midcap Fund or Dreyfus Premier Structured Large Cap Value Fund (collectively, the "Dreyfus Premier Funds"), please call your financial adviser, write to the Fund at the above address, visit www.dreyfus.com, or call 1-800-554-4611.

The most recent Annual Report and Semi-Annual Report to Shareholders for each Fund are separate documents supplied with this Statement of Additional Information, and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the Annual Report are incorporated by reference into this Statement of Additional Information.

TABLE OF CONTENTS

	Page
Description of the Company and Funds	B-3
Management of the Company	B-22
Management Arrangements	B-28
How to Buy Shares	B-40
Distribution Plan and Shareholder Services Plan	B-51
How to Redeem Shares	B-54
Shareholder Services	B-60
Determination of Net Asset Value	B-66
Dividends, Distributions and Taxes	B-67
Portfolio Transactions	B-70
Summary of the Proxy Voting Policy, Procedures and Guidelines of the Dreyfus Family of Funds	B-77
Information About the Company and Funds	B-78
Counsel and Independent Registered Public Accounting Firm	B-95
Appendix	B-96

DESCRIPTION OF THE COMPANY AND FUNDS

The Company is a Maryland corporation formed on November 16, 1993. The Company is an open-end management investment company, known as a mutual fund. Each Fund is diversified, which means that, with respect to 75% of its total assets, the Fund will not invest more than 5% of its assets in the securities of any single issuer, nor hold more than 10% of the outstanding voting securities of any single issuer (other than, in each case, securities of other investment companies, and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities).

The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each Fund's investment adviser. The Manager has engaged Franklin Portfolio Associates, LLC ("Franklin Portfolio") to serve as sub-investment adviser for Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Structured Large Cap Value Fund. Franklin Portfolio provides day-to-day management of the respective Fund's investments, subject to the supervision of the Manager. Franklin Portfolio is referred to herein as a "Sub-Adviser."

MBSC Securities Corporation (the "Distributor") is the distributor of each Fund's shares.

Certain Portfolio Securities

The following information supplements (except as noted) and should be read in conjunction with the relevant Fund's Prospectus.

Common and Preferred Stocks. Stocks represent shares of ownership in a company. Generally, preferred stock has a specified dividend and ranks after bonds and before common stocks in its claim on income for dividend payments and on assets should the company be liquidated. After other claims are satisfied, common stockholders participate in company profits on a pro-rata basis; profits may be paid out in dividends or reinvested in the company to help it grow. Increases and decreases in earnings are usually reflected in a company's stock price, so common stocks generally have the greatest appreciation and depreciation potential of all corporate securities. While most preferred stocks pay a dividend, a Fund may purchase preferred stock where the issuer has omitted, or is in danger of omitting, payment of its dividend. Such investments would be made primarily for their capital appreciation potential. Each Fund may purchase trust preferred securities which are preferred stocks issued by a special purpose trust subsidiary backed by subordinated debt of the corporate parent. These securities typically bear a market rate coupon comparable to interest rates available on debt of a similarly rated company. Holders of the trust preferred securities have limited voting rights to control the activities of the trust and no voting rights with respect to the parent company.

Convertible Securities. Convertible securities may be converted at either a stated price or stated rate into underlying shares of common stock. Convertible securities have characteristics similar to both fixed-income and equity securities. Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer, although convertible bonds, as corporate debt obligations, enjoy seniority in right of payment to all equity securities, and convertible preferred stock is senior to common stock, of the same issuer.

Because of the subordination feature, however, convertible securities typically have lower ratings than similar non-convertible securities.

Although to a lesser extent than with fixed-income securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock. A unique feature of convertible securities is that as the market price of the underlying common stock declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying common stock. When the market price of the underlying common stock increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying common stock. While no securities investments are without risk, investments in convertible securities generally entail less risk than investments in common stock of the same issuer.

Convertible securities provide for a stable stream of income with generally higher yields than common stocks, but there can be no assurance of current income because the issuers of the convertible securities may default on their obligations. A convertible security, in addition to providing fixed income, offers the potential for capital appreciation through the conversion feature, which enables the holder to benefit from increases in the market price of the underlying common stock. There can be no assurance of capital appreciation, however, because securities prices fluctuate. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality because of the potential for capital appreciation.

Depositary Receipts. Each Fund may invest in the securities of foreign issuers in the form of American Depositary Receipts and American Depositary Shares (collectively, "ADRs"), Global Depositary Receipts and Global Depositary Shares (collectively, "GDRs") and other forms of depositary receipts. These securities may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. GDRs are receipts issued outside the United States typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities. Generally, ADRs in registered form are designed for use in the United States securities markets and GDRs in bearer form are designed for use outside the United States.

These securities may be purchased through "sponsored" or "unsponsored" facilities. A sponsored facility is established jointly by the issuer of the underlying security and a depositary. A depositary may establish an unsponsored facility without participation by the issuer of the deposited security. Holders of unsponsored depositary receipts generally bear all the costs of such facilities, and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities. Purchases or sales of certain ADRs may result, indirectly, in fees being paid to the Depositary Receipts Division of The Bank of New York, and affiliate of the Manager, by brokers executing the purchases or sales.

Warrants. A warrant is a form of derivative that gives the holder the right to subscribe to a specified amount of the issuing corporation's capital stock at a set price for a specified period of time. Each Fund may invest up to 5% of its net assets in warrants, except that this limitation does not apply to warrants purchased by the Fund that are sold in units with, or attached to, other securities.

Investment Companies. Each Fund may invest in securities issued by registered and unregistered investment companies, including exchange-traded funds described below. Under the Investment Company Act of 1940, as amended (the "1940 Act"), a Fund's investment in such securities, subject to certain exceptions, currently is limited to (i) 3% of the total voting stock of any one investment company, (ii) 5% of the Fund's total assets with respect to any one investment company and (iii) 10% of the Fund's total assets in the aggregate. As a shareholder of another investment company, each Fund would bear, along with other shareholders, its pro rata portion of the other investment company's expenses, including advisory fees. These expenses would be in addition to the advisory fees and other expenses that the Fund bears directly in connection with its own operations. Each Fund also may invest its uninvested cash reserves or cash it receives as collateral from borrowers of its portfolio securities in connection with the Fund's securities lending program, in shares of one or more money market funds advised by the Manager. Such investments will not be subject to the limitations described above. See "Lending Portfolio Securities."

Exchange-Traded Funds. Each Fund may invest in shares of exchange-traded funds (collectively, "ETFs"), which are designed to provide investment results corresponding to a securities (or commodities) index. These may include Standard & Poor's Depositary Receipts ("SPDRs"), DIAMONDS, Nasdaq-100 Index Tracking Stock (also referred to as "Nasdaq 100 Shares") and iShares exchange-traded funds ("iShares"), such as iShares Russell 2000 Growth Index Fund. ETFs usually are units of beneficial interest in an investment trust or represent undivided ownership interests in a portfolio of securities, in each case with respect to a portfolio of all or substantially all of the component securities of, and in substantially the same weighting as, the relevant benchmark index. The benchmark indices of SPDRs, DIAMONDS and Nasdaq-100 Shares are the Standard & Poor's 500 Stock Index, the Dow Jones Industrial Average and the Nasdaq-100 Index, respectively. The benchmark index for iShares varies, generally corresponding to the name of the particular iShares fund. ETFs are designed to provide investment results that generally correspond to the price and yield performance of the component securities (or commodities) of the benchmark index. ETFs are listed on an exchange and trade in the secondary market on a per-share basis.

The values of ETFs are subject to change as the values of their respective component securities (or commodities) fluctuate according to market volatility. Investments in ETFs that are designed to correspond to an equity index, for example, involve certain inherent risks generally associated with investments in a broadly based portfolio of common stocks, including the risk that the general level of stock prices may decline, thereby adversely affecting the value of ETFs invested in by a Fund. Moreover, a Fund's investments in ETFs may not exactly match the performance of a direct investment in the respective indices to which they are intended to correspond due to the temporary unavailability of certain index securities in the secondary market or other extraordinary circumstances, such as discrepancies with respect to the weighting of securities.

Real Estate Investment Trusts. Each Fund may invest in real estate investment trusts ("REITs"). A REIT is a corporation, or a business trust that would otherwise be taxed as a corporation, which meets the definitional requirements of the Internal Revenue Code of 1986, as amended (the "Code"). The Code permits a qualifying REIT to deduct dividends paid, thereby effectively eliminating corporate level Federal income tax and making the REIT a pass-through vehicle for Federal income tax purposes. To meet the definitional requirements of the Code, a REIT must, among other things, invest substantially all of its assets in interests in real estate (including mortgages and other REITs) or cash and government securities, derive most of its income from rents from real property or interest on loans secured by mortgages on real property, and distribute to shareholders annually a substantial portion of its otherwise taxable income.

REITs are characterized as equity REITs, mortgage REITs and hybrid REITs. Equity REITs, which may include operating or finance companies, own real estate directly and the value of, and income earned by, the REITs depends upon the income of the underlying properties and the rental income they earn. Equity REITs also can realize capital gains (or losses) by selling properties that have appreciated (or depreciated) in value. Mortgage REITs can make construction, development or long-term mortgage loans and are sensitive to the credit quality of the borrower. Mortgage REITs derive their income from interest payments on such loans. Hybrid REITs combine the characteristics of both equity and mortgage REITs, generally by holding both ownership interests and mortgage interests in real estate. The value of securities issued by REITs are affected by tax and regulatory requirements and by perceptions of management skill. They also are subject to heavy cash flow dependency, defaults by borrowers or tenants, self-liquidation and the possibility of failing to qualify for tax-free status under the Code or to maintain exemption from the 1940 Act.

Illiquid Securities. Each Fund may invest up to 15% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective. These securities may include securities that are not readily marketable, such as securities that are subject to legal or contractual restrictions on resale, repurchase agreements providing for settlement in more than seven days after notice, and certain privately negotiated, non-exchange traded options and securities used to cover such options. As to these securities, the Fund is subject to a risk that should it desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

Money Market Instruments. When the Manager (or Sub-Adviser with respect to Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Structured Large Cap Value Fund, as the case may be) determines that adverse market conditions exist, a Fund may adopt a temporary defensive position and invest up to 100% of its assets in money market instruments, including U.S. Government securities, repurchase agreements, bank obligations and commercial paper. A Fund also may purchase money market instruments when it has cash reserves or in anticipation of taking a market position.

Investment Techniques

The following information supplements (except as noted) and should be read in conjunction with the relevant Fund's Prospectus.

Foreign Currency Transactions. A Fund may enter into foreign currency transactions for a variety of purposes, including: to fix in U.S. dollars, between trade and settlement date, the value of a security the Fund has agreed to buy or sell; to hedge the U.S. dollar value of securities the Fund already owns, particularly if it expects a decrease in the value of the currency in which the foreign security is denominated; or to gain exposure to the foreign currency in an attempt to realize gains.

Foreign currency transactions may involve, for example, a Fund's purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies. A short position would involve the Fund agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Fund contracted to receive. A Fund's success in these transactions may depend on the ability of the Manager (or Sub-Adviser with respect to Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Structured Large Cap Value Fund as the case may be) to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

A Fund also may enter into forward foreign currency exchange contracts ("forward contracts") for the purchase or sale of a specified currency at a specified future date. The cost to the Fund on engaging in forward contracts varies with factors such as the currency involved, the length of the contract period and the market conditions then prevailing. Because forward contracts are usually entered into on a principal basis, no fees or commissions are involved. Generally, secondary markets do not exist for forward contracts, with the result that closing transactions can be made for forward contracts only by negotiating directly with the counterparty to the contract.

Currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or perceived changes in interest rates and other complex factors, as seen from an international perspective. Currency exchange rates also can be affected unpredictably by intervention, or failure to intervene, by U.S. or foreign governments or central banks, or by currency controls or political developments in the United States or abroad.

Short-Selling. In these transactions, a Fund sells a security it does not own in anticipation of a decline in the market value of the security. The Fund may make short-sales to hedge positions, for duration and risk management, to maintain portfolio flexibility or to enhance returns. To complete a short-sale transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is obligated to replace the security borrowed by purchasing it subsequently at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund, which would result in a loss or gain, respectively.

A Fund will not sell securities short if, after effect is given to any such short sale, the total market value of all securities sold short would exceed 25% of the value of a Fund's net assets. A Fund may not make a short sale, which results in the Fund having sold short in the aggregate more than 5% of the outstanding securities of any class of an issuer.

A Fund also may make short sales "against the box," in which the Fund enters into a short sale of a security it owns or has the immediate and unconditional right to acquire at no additional cost at the time of the sale. At no time will more than 15% of the value of a Fund's net assets be in deposits on short sales against the box.

Until the Fund closes its short position or replaces the borrowed security, it will: (a) segregate permissible liquid assets in an amount that, together with the amount provided as collateral, always equals the current value of the security sold short; or (b) otherwise cover its short position.

Borrowing Money. Each Fund is permitted to borrow to the extent permitted under the 1940 Act, which permits an investment company to borrow in an amount up to 33-1/3% of the value of its total assets. Each of Dreyfus Premier International Value Fund, Dreyfus Emerging Leaders Fund, Dreyfus Premier Strategic Value Fund, and Dreyfus Premier Select Midcap Growth Fund, however, currently intends to borrow money only for temporary or emergency (not leveraging) purposes, in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While such borrowings exceed 5% of the Fund's total assets, the Fund will not make any additional investments.

Leverage. (All Funds, except Dreyfus Premier International Value Fund, Dreyfus Emerging Leaders Fund, Dreyfus Premier Strategic Value Fund, and Dreyfus Premier Select Midcap Growth Fund) Leveraging (buying securities using borrowed money) exaggerates the effect on net asset value of any increase or decrease in the market value of a Fund's portfolio. These borrowings will be subject to interest costs, which may or may not be recovered by appreciation of the securities purchased; in certain cases, interest costs may exceed the return received on the securities purchased. For borrowings for investment purposes, the 1940 Act requires a Fund to maintain continuous asset coverage (total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed. If the required coverage should decline as a result of market fluctuations or other reasons, the Fund may be required to sell some of its portfolio holdings within three days to reduce the amount of its borrowings and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to sell securities at that time. The Fund also may be required to maintain minimum average balances in connection with such borrowing or pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

Each of these Funds may enter into reverse repurchase agreements with banks, broker/dealers or other financial institutions. This form of borrowing involves the transfer by the Fund of an underlying debt instrument in return for cash proceeds based on a percentage of the value of the security. The Fund retains the right to receive interest and principal payments on the security. At an agreed upon future date, the Fund repurchases the security at principal plus accrued interest. As a result of these transactions, the Fund is exposed to greater potential fluctuations in the value of its assets and its net asset value per share. To the extent the Fund enters into a reverse repurchase agreement, the Fund will segregate permissible liquid assets at least equal to the aggregate amount of its reverse repurchase obligations, plus accrued interest, in certain cases, in accordance with releases promulgated by the Securities and Exchange

Commission. The Securities and Exchange Commission views reverse repurchase transactions as collateralized borrowings by a Fund. Except for these transactions, the Fund's borrowings generally will be unsecured.

Derivatives. Each Fund may invest in, or enter into, derivatives for a variety of reasons, including to hedge certain market or interest rate risks, to provide a substitute for purchasing or selling particular securities or to increase potential income gain. Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to stocks, bonds, interest rates, currencies or currency exchange rates, commodities, and related indexes. Derivatives may provide a cheaper, quicker or more specifically focused way for a Fund to invest than "traditional" securities would. Examples of derivative instruments a Fund may use include options contracts, futures contracts, options on futures contracts, forward currency contracts, structured notes, and swap agreements. A portfolio manager may decide not to employ any of these strategies and there is no assurance that any derivatives strategy used by a Fund will succeed. Dreyfus Premier Select Midcap Growth Fund currently does not intend to engage in futures and options transactions.

Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit a Fund to increase or decrease the level of risk, or change the character of the risk, to which its portfolio is exposed in much the same way as the Fund can increase or decrease the level of risk, or change the character of the risk, of its portfolio by making investments in specific securities. However, derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on the Fund's performance.

If a Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Fund's return or result in a loss. The Fund also could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

Derivatives may be purchased on established exchanges or through privately negotiated transactions referred to as over-the-counter derivatives. Exchange-traded derivatives generally are guaranteed by the clearing agency that is the issuer or counterparty to such derivatives. This guarantee usually is supported by a daily variation margin system operated by the clearing agency in order to reduce overall credit risk. As a result, unless the clearing agency defaults, there is relatively little counterparty credit risk associated with derivatives purchased on an exchange. In contrast, no clearing agency guarantees over-the-counter derivatives. Therefore, each party to an over-the-counter derivative bears the risk that the counterparty will default. Accordingly, the Manager (or Sub-Adviser with respect to Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Structured Large Cap Value Fund, as the case may be) will consider the creditworthiness of counterparties to over-the-counter derivatives in the same manner as it would review the credit quality of a security to be purchased by a Fund. Over-the-counter derivatives are less liquid than exchange-traded derivatives since the other party to the transaction may be the only investor with sufficient understanding of the derivative to be interested in bidding for it.

Some derivatives the Funds may use may involve leverage (e.g., an instrument linked to the value of a securities index may return income calculated as a multiple of the price movement of the underlying index). This economic leverage will increase the volatility of these instruments as they may increase or decrease in value more quickly than the underlying security, index, futures contract, currency or other economic variable. Pursuant to regulations and/or published positions of the Securities and Exchange Commission ("SEC"), the Fund may be required to segregate permissible liquid assets, or engage in other measures approved by the SEC or its staff, to "cover" the Fund's obligations relating to its transactions in derivatives. For example, in the case of futures contracts or forward contracts that are not contractually required by cash settle, a Fund must set aside liquid assets equal to such contracts' full notional value (generally the total numerical value of the asset underlying a future or forward contract at the time of valuation) while the positions are open. With respect to futures contracts or forward contracts that are contractually required to cash settle, however, the Fund is permitted to set aside liquid assets in an amount equal to the Fund's daily marked-to-market net obligation (i.e., the Fund's daily net liability) under the contracts, if any, rather than such contracts' full notional value. By setting aside assets equal to only its net obligations under cash-settled futures and forward contracts, a Fund may employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional value of such contracts.

Neither the Company nor any of the Funds will be a commodity pool. The Company has filed notice with the Commodity Futures Trading Commission and National Futures Association of its eligibility as a registered investment company for an exclusion from the definition of commodity pool operator and that neither the Company nor any of the Funds is subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

Futures Transactions--In General. A futures contract is an agreement between two parties to buy and sell a security or commodity for a set price on a future date. These contracts are traded on exchanges, so that, in most cases, either party can close out its position on the exchange for cash, without delivering the security or commodity. An option on a futures contract gives the holder of the option the right to buy from or sell to the writer of the option a position in a futures contract at a specified price on or before a specified expiration date. To the extent described in its Prospectus and this Statement of Additional Information, a Fund may invest in futures contracts and options on futures contracts, including those with respect to interest rates, commodities, and security or commodity indexes. To the extent a Fund may invest in foreign currency-denominated securities, it also may invest in foreign currency futures contracts and options thereon.

Although some futures contracts call for making or taking delivery of the underlying securities or commodities, generally these obligations are closed out before delivery by offsetting purchases or sales of matching futures contracts (same exchange, underlying security or index, and delivery month). Closing out a futures contract sale is effected by purchasing a futures contract for the same aggregate amount of the specific type of financial instrument or commodity with the same delivery date. If an offsetting purchase price is less than the original sale price, the Fund realizes a capital gain, or if it is more, the Fund realizes a capital loss. Conversely, if an offsetting sale price is more than the original purchase price, the Fund realizes a capital gain, or if it is less, the Fund realizes a capital loss. Transaction costs also are included in these calculations.

Each Fund may enter into futures contracts in U.S. domestic markets or, if applicable, on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits a Fund might realize in trading could be eliminated by adverse changes in the currency exchange rate, or the Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include commodities, which are traded on domestic exchanges or those, which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the Commodity Futures Trading Commission.

Engaging in these transactions involves risk of loss to a Fund, which could adversely affect the value of the Fund's net assets. Although each of these Funds intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses.

Successful use of futures and options with respect thereto by a Fund also is subject to the ability of the Manager (or Sub-Adviser with respect to Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Structured Large Cap Value Fund, as the case may be) to predict correctly movements in the direction of the relevant market and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the securities being hedged and the price movements of the futures contract. For example, if a Fund uses futures to hedge against the possibility of a decline in the market value of securities held in its portfolio and the prices of such securities instead increase, the Fund will lose part or all of the benefit of the increased value of securities which it has hedged because it will have offsetting losses in its futures positions. Furthermore, if in such circumstances the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. A Fund may have to sell such securities at a time when it may be disadvantageous to do so.

Specific Futures Transactions. Each Fund may invest in futures contracts and options on futures contracts, including those with respect to securities indexes, interest rates and currencies.

A Fund may purchase and sell stock index futures contracts and options thereon. A stock index future obligates a Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day.

A Fund may purchase and sell interest rate futures contracts and options thereon. An interest rate future obligates the Fund to purchase or sell an amount of a specific debt security at a future date at a specific price.

A Fund may purchase and sell currency futures and options thereon. A foreign currency future obligates the Fund to purchase or sell an amount of a specific currency at a future date at a specific price.

Options--In General. Each Fund may invest up to 5% of its assets, represented by the premium paid, in the purchase of call and put options. Each Fund may write (i.e., sell) covered call and put option contracts to the extent of 20% of the value of its net assets at the time such option contracts are written. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or securities at the exercise price at any time during the option period, or at a specific date. Conversely, a put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or securities at the exercise price at any time during the option period, or at a specific date.

A covered call option written by a Fund is a call option with respect to which the Fund owns the underlying security or otherwise covers the transaction such as by segregating permissible liquid assets. A put option written by a Fund is covered when, among other things, the Fund segregates permissible liquid assets having a value equal to or greater than the exercise price of the option to fulfill the obligation undertaken or otherwise covers the transaction. The principal reason for writing covered call and put options is to realize, through the receipt of premiums, a greater return than would be realized on the underlying securities alone. A Fund receives a premium from writing covered call or put options, which it retains whether or not the option is exercised.

There is no assurance that sufficient trading interest to create a liquid secondary market on a securities exchange will exist for any particular option or at any particular time, and for some options no such secondary market may exist. A liquid secondary market in an option may cease to exist for a variety of reasons. In the past, for example, higher than anticipated trading activity or order flow, or other unforeseen events, at times have rendered certain of the clearing facilities inadequate and resulted in the institution of special procedures, such as trading rotations, restrictions on certain types of orders or trading halts or suspensions in one or more options. There can be no assurance that similar events, or events that may otherwise interfere with the timely execution of customers' orders, will not recur. In such event, it might not be possible to effect closing transactions in particular options. If, as a covered call option writer, the Fund is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise or it otherwise covers its position.

Specific Options Transactions. A Fund may purchase and sell call and put options in respect of specific securities (or groups or "baskets" of specific securities), including equity securities (including convertible securities), U.S. Government securities, foreign sovereign debt, corporate debt securities, and Eurodollar instruments that are traded on U.S. or foreign securities exchanges or in the over-the-counter market, or securities indices, currencies or futures.

An option on an index is similar to an option in respect of specific securities or commodities, except that settlement does not occur by delivery of the securities or commodities comprising the index. Instead, the option holder receives an amount of cash if the closing level of the index upon which the option is based is greater than in the case of a call, or less than in the case of a put, the exercise price of the option. Thus, the effectiveness of purchasing or writing index options will depend upon price movements in the level of the index rather than the price of a particular stock or commodity.

A Fund may purchase and sell call and put options on foreign currency. These options convey the right to buy or sell the underlying currency at a price which is expected to be lower or higher than the spot price of the currency at the time the option is exercised or expires.

A Fund may purchase cash-settled options on swaps, described below, denominated in U.S. dollars or foreign currency in pursuit of its investment objective. A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date.

Successful use by a Fund of options will be subject to the ability of the Manager (or Sub-Adviser with respect to Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Structured Large Cap Value Fund, as the case may be) to predict correctly movements in the prices of individual stocks, the stock market generally or foreign currencies. To the extent such predictions are incorrect, the Fund may incur losses.

Swap Transactions. A Fund may engage in swap transactions, including currency swaps, index swaps and interest rate swaps. A Fund may enter into swaps for both hedging purposes and to seek to increase total return. A Fund also may enter into options on swap agreements, sometimes called "swaptions."

Swap agreements are two party contracts entered into primarily by institutional investors for periods ranging from a few week to more than one year. In a standard "swap" transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of swaps or securities representing a particular index. The "notional amount" of the swap agreement is only used on a basis upon which to calculate the obligations that the parties to a swap agreement have agreed to exchange.

Most swap agreements entered into by the Funds are cash settled and calculate the obligations of the parties to the agreement on a "net basis." Thus, a Fund's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). A Fund's current obligations under a swap agreement will be accrued daily (offset against any amount owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the segregation of permissible liquid assets of the Fund.

A swap option is a contract that gives a counterparty the right (but not the obligation) in return for payment of a premium, to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. A cash-settled option on a swap gives the purchaser the right to return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transaction from financial institutions, including securities brokerage firms. Depending on the terms of the particular option agreement, a Fund generally will incur a greater degree of risk when it writes a swap option than it will incur when it purchases a swap option. When a Fund purchases a swap option, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. However, when a Fund writes a swap option, upon exercise of the option the Fund will become obligated according to the terms of the underlying agreement.

The use of swap agreements is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio securities transaction. If the Manager (or Sub-Adviser with respect to Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Structured Large Cap Value Fund, as the case may be) is incorrect in its forecasts of applicable market factors, or a counterparty defaults, the investment performance of the Fund would diminish compared with that it would have been if these techniques were not used. In addition, it is possible that developments in the swap market, including potential government regulation, could adversely affect the Fund's ability to terminate existing swap agreements or to realize amounts to be received under such agreements.

A Fund will enter into swap agreements only when the Manager (or Sub-Adviser with respect to Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Structured Large Cap Value Fund, as the case may be) believes it would be in the best interests of the Fund to do so. In addition, a Fund will enter into swap agreements only with counterparties that meet certain standards of creditworthiness (generally, such counterparties would have to be eligible counterparties under the terms of the Funds' repurchase agreement guidelines).

Combined Transactions. A Fund may enter into multiple transactions, including multiple options transactions, multiple futures transactions, multiple currency transactions including forward currency contracts and multiple interest rate transactions, structured notes and any combination of futures, options, currently and interest rate transactions ("component transactions"), instead of a single transaction, as part of a single or combined strategy when, in the opinion of the Manager (or Sub-Adviser with respect to Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Structured Large Cap Value Fund, as the case may be), it is in the best interests of the Fund to do so. A combined transaction will usually contain elements of risk that are present in each of its component transactions. Although combined transactions are normally entered into based on the judgment the Manager (or Sub-Adviser with respect to Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Structured Large Cap Value Fund, as the case may be) that the combined strategies will reduce risk or otherwise more effectively achieve the desired portfolio management goal, it is possible that the combination will instead increase such risks or hinder achievement of the portfolio management objective.

Future Developments. A Fund may take advantage of opportunities in options and futures contracts and options on futures contracts and any other derivatives which are not presently contemplated for use by the Fund or which are not currently available but which may be developed, to the extent such opportunities are both consistent with the Fund's investment objective and legally permissible for the Fund. Before a Fund enters into such transactions or makes any such investment, the Fund will provide appropriate disclosure in its Prospectus or this Statement of Additional Information.

Lending Portfolio Securities. Each Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. In connection with such loans, the Fund remains the owner of the loaned securities and continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities. The Fund also has the right to terminate a loan at any time. The Fund may call the loan to vote proxies if a material issue affecting the Fund's investment is to be voted upon. Loans of portfolio securities may not exceed 33-1/3% of the value of the Fund's total assets (including the value of all assets received as collateral for the loan). The Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. If the collateral consists of a letter of credit or securities, the borrower will pay the Fund a loan premium fee. If the collateral consists of cash, the Fund will reinvest the cash and pay the borrower a pre-negotiated fee or "rebate" from any return earned on the investment. The Fund may participate in a securities lending program operated by Mellon Bank, N.A., as lending agent (the "Lending Agent"). The Lending Agent will receive a percentage of the total earnings of the Fund derived from lending its portfolio securities. Should the borrower of the securities fail financially, the Fund may experience delays in recovering the loaned securities or exercising its rights in the collateral. Loans are made only to borrowers that are deemed by the Manager to be of good financial standing. In a loan transaction, the Fund will also bear the risk of any decline in value of securities acquired with cash collateral. A Fund will minimize this risk by limiting the investment of cash collateral to money market funds advised by the Manager, repurchase agreements or other high quality instruments with short maturities.

Forward Commitments. Each Fund may purchase or sell securities on a forward commitment, when-issued or delayed-delivery basis, which means that delivery and payment take place in the future after the date of the commitment to purchase or sell. The payment obligation and the interest rate receivable on a forward commitment, when-issued or delayed-delivery security are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund will commit to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities before the settlement date if it is deemed advisable. The Fund will segregate permissible liquid assets at least equal at all times to the amount of the Fund's purchase commitments.

Securities purchased on a forward commitment, when-issued or delayed-delivery basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates.

Securities purchased on a forward commitment, when-issued or delayed-delivery basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a forward commitment, when-issued or delayed-delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed-delivery basis when the Fund is fully or almost fully invested may result in greater potential fluctuation in the value of the Fund's net assets and its net asset value per share.

Certain Investment Considerations and Risks

Equity Securities. Equity securities, including common stock, preferred stock, convertible securities and warrants, fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced. Changes in the value of a Fund's investments will result in changes in the value of its shares and thus the Fund's total return to investors.

Dreyfus Premier Strategic Value Fund, Dreyfus Small Company Value Fund, Dreyfus Emerging Leaders Fund, Dreyfus Premier Technology Growth Fund, and Dreyfus Premier Future Leaders Fund each may purchase securities of small capitalization companies, and Dreyfus Premier Midcap Value Fund, Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Select Midcap Growth Fund may purchase securities of mid-capitalization companies. The stock prices of these companies may be subject to more abrupt or erratic market movements than the stocks of larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. These Funds, as well as Dreyfus Premier Structured Large Cap Value Fund and Dreyfus Premier International Value Fund, may purchase securities of companies in initial public offerings ("IPOs") or shortly thereafter. An IPO is a corporation's first offering of stock to the public. Shares are given a market value reflecting expectations for the corporation's future growth. Special rules of the Financial Industry Regulatory Authority ("FINRA") apply to the distribution of IPOs. Corporations offering stock in IPOs generally have limited operating histories and may involve greater investment risk. The prices of these companies' securities may be very volatile, rising and falling rapidly, sometimes based solely on investor perceptions rather than economic reasons.

A Fund may purchase securities of companies which have no earnings or have experienced losses. A Fund generally will make these investments based on a belief that actual anticipated products or services will produce future earnings. If the anticipated event is delayed or does not occur, or if investor perception about the company change, the company's stock price may decline sharply and its securities may become less liquid.

Dreyfus Premier Technology Growth Fund invests in, and the other Funds may invest in, securities issued by companies in the technology sector, which has been among the most volatile sectors of the stock market. Technology companies involve greater risk because their revenues and earnings tend to be less predictable (and some companies may be experiencing significant losses) and their share prices tend to be more volatile. Certain technology companies may have limited product lines, markets or financial resources, or may depend on a limited management group. In addition, these companies are strongly affected by worldwide technological developments, and their products and services may not be economically successful or may quickly become outdated. Investor perception may play a greater role in determining the day-to-day value of technology stocks than it does in other sectors. Fund investments made in anticipation of future products and services may decline dramatically in value if the anticipated products or services are delayed or canceled.

Fixed-Income Securities. (Dreyfus Premier Strategic Value Fund only) The Fund may invest in corporate debt obligations and other fixed-income securities when management believes that such securities offer opportunities for capital growth. Even though interest-bearing securities are investments which promise a stable stream of income, the prices of such securities are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuer. Certain securities purchased by the Fund, such as those rated Baa or lower by Moody's Investors Service, Inc. ("Moody's") and BBB or lower by Standard & Poor's Ratings Services ("S&P"), may be subject to such risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated fixed-income securities. Once the rating of a portfolio security has been changed, the Fund will consider all circumstances deemed relevant in determining whether to continue to hold the security. See "Lower Rated Securities" below and the "Appendix."

Lower Rated Securities. (Dreyfus Premier Strategic Value Fund only) The Fund may invest up to 20% of its net assets in higher yielding (and, therefore, higher risk) debt securities such as those rated Ba by Moody's or BB by S&P or as low as Caa by Moody's or CCC by S&P (commonly known as "junk" bonds). They may be subject to greater risks and market fluctuations than certain lower yielding, higher rated fixed-income securities. See the "Appendix" for a general description of the ratings of Moody's and S&P for fixed-income securities. The retail secondary market for these securities may be less liquid than that of higher rated securities; adverse conditions could make it difficult at times for the Fund to sell certain securities or could result in lower prices than those used in calculating the Fund's net asset value. Although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of these securities. The Fund will rely on the Manager's judgment, analysis and experience in evaluating the creditworthiness of an issuer.

You should be aware that the market values of many of these securities tend to be more sensitive to economic conditions than are higher rated securities and will fluctuate over time. These securities generally are considered by Moody's and S&P to be, on balance, predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation and generally will involve more credit risk than securities in the higher rating categories.

Companies that issue certain of these securities often are highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risk associated with acquiring the securities of such issuers generally is greater than is the case with the higher rated securities. For example, during an economic downturn or a sustained period of rising interest rates, highly leveraged issuers of these securities may not have sufficient revenues to meet their interest payment obligations. The issuer's ability to service its debt obligations also may be affected adversely by specific corporate developments, forecasts, or the unavailability of additional financing. The risk of loss because of default by the issuer is significantly greater for the holders of these securities because such securities generally are unsecured and often are subordinated to other obligations of the issuer.

Because there is no established retail secondary market for many of these securities, the Fund anticipates that such securities could be sold only to a limited number of dealers or institutional investors. To the extent a secondary trading market for these securities does exist, it generally is not as liquid as the secondary market for higher rated securities. The lack of a liquid secondary market may have an adverse impact on market price and yield and the Fund's ability to dispose of particular issues when necessary to meet the Fund's liquidity needs or in response to a specific economic event such as deterioration in the creditworthiness of the issuer. The lack of a liquid secondary market for certain securities also may make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing the Fund's portfolio and calculating its net asset value. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of these securities. In such cases, the Manager's judgment may play a greater role in valuation.

These securities may be particularly susceptible to economic downturns. An economic recession could adversely affect the ability of the issuers of lower rated bonds to repay principal and pay interest thereon and increase the incidence of default for such securities. It is likely that an economic recession also could disrupt severely the market for such securities and have an adverse impact on their value.

The Fund may acquire these securities during an initial offering. Such securities may involve special risks because they are new issues. The Fund has no arrangement with any person concerning the acquisition of such securities, and the Manager will review carefully the credit and other characteristics pertinent to such new issues.

The credit risk factors pertaining to lower rated securities also apply to lower rated zero coupon bonds, pay-in-kind bonds and step-up bonds. In addition to the risks associated with the credit rating of the issuers, the market prices of these securities may be very volatile during the period no interest is paid.

Foreign Securities. Investing in the securities of foreign issuers, as well as instruments that provide investment exposure to foreign securities and markets, involves risks that are not typically associated with investing in U.S. dollar-denominated securities of domestic issuers. Investments in foreign issuers may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and in exchange control regulations (e.g., currency blockage). A decline in the exchange rate of the currency (i.e., weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. A change in the value of such foreign currency against the U.S. dollar also will result in a change in the amount of income a Fund has available for distribution. Because a portion of a Fund's investment income may be received in foreign currencies, the Fund will be required to compute its income in U.S. dollars for distribution to shareholders, and therefore the Fund will absorb the cost of currency fluctuations. After the Fund has distributed income, subsequent foreign currency losses may result in the Fund having distributed more income in a particular fiscal period than was available from investment income, which could result in a return of capital to shareholders. In addition, if the exchange rate for the currency in which the Fund receives interest payments declines against the U.S. dollar before such income is distributed as dividends to shareholders, the Fund may have to sell portfolio securities to obtain sufficient cash to enable the Fund to pay such dividends. Commissions on transactions in foreign securities may be higher than those for similar transactions on domestic stock markets and foreign custodial costs are higher than domestic custodial costs. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have on occasion been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions. Foreign securities markets generally are not as developed or efficient as those in the United States. Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States.

Because evidences of ownership of foreign securities usually are held outside the United States, by investing in foreign securities a Fund will be subject to additional risks which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the foreign securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Moreover, foreign securities held by the Fund may trade on days when the Fund does not calculate its net asset value and thus may affect the Fund's net asset value on days when investors have no access to the Fund.

Developing countries have economic structures that are generally less diverse and mature, and political systems that are less stable than those of developed countries. The markets of developing countries may be more volatile than the markets of more mature economies; however, such markets may provide higher rates of return to investors. Many developing countries providing investment opportunities for the Fund have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have adverse effects on the economies and securities markets of certain of these countries.

Investment Restrictions

Under normal circumstances, each of Dreyfus Premier International Value Fund and Dreyfus Premier Strategic Value Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in stocks (or other instruments with similar economic characteristics). Under normal circumstances, each of Dreyfus Premier Midcap Value Fund, Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Select Midcap Growth Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in mid-cap stocks (or other instruments with similar economic characteristics) as described in its Prospectus. Under normal circumstances, Dreyfus Small Company Value Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in small-cap stocks (or other instruments with similar economic characteristics) as described in its Prospectus. Under normal circumstances Dreyfus

Premier Structured Large Cap Value Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in large-cap stocks (or other instruments with similar economic characteristics) as described in its Prospectus. Under normal circumstances, each of Dreyfus Emerging Leaders Fund and Dreyfus Premier Future Leaders Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in the stocks (or other instruments with similar economic characteristics) of companies the Manager believes to be emerging or future, respectively, leaders: companies characterized by new or innovative products, services or processes having the potential to enhance earnings or revenue growth. Under normal circumstances, Dreyfus Premier Technology Growth Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in the stocks (or other instruments with similar economic characteristics) of growth companies of any size that the Manager believes to be leading producers or beneficiaries of technological innovation. Each Fund has adopted a policy to provide its shareholders with at least 60 days' prior notice of any change in its policy to so invest 80% of its assets.

Each Fund's investment objective is a fundamental policy, which cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of such Fund's outstanding voting shares. In addition, each Fund (except as otherwise noted) has adopted investment restrictions numbered 1 through 10 as fundamental policies. Investment restrictions numbered 11 through 16 are not fundamental policies and may be changed, as to a Fund, by a vote of a majority of the Company's Board members at any time. No Fund may:

1.   Invest more than 5% of its assets in the obligations of any single issuer, except that up to 25% of the value of the Fund's total assets may be invested, and securities issued or guaranteed by the U.S. Government, or its agencies or instrumentalities may be purchased, without regard to any such limitation.

2.   Hold more than 10% of the outstanding voting securities of any single issuer. This investment restriction applies only with respect to 75% of the Fund's total assets.

3.   Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. For purposes of this investment restriction with respect to Dreyfus Premier Technology Growth Fund, the technology sector in general is not considered an industry.

4.   Invest in commodities, except that the Fund may purchase and sell options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices. (This investment restriction shall not prohibit a Fund, subject to restrictions described in its Prospectus and this Statement of Additional Information, from purchasing, selling or entering into futures contracts, options on futures contracts, foreign currency forward contracts, foreign currency options, or any interest rate, securities-related or foreign currency-related hedging instrument, including swap agreements and other derivative instruments, subject to compliance with any applicable provisions of the Federal securities or commodities law.)

5.   Purchase, hold or deal in real estate, or oil, gas or other mineral leases or exploration or development programs, but the Fund may purchase and sell securities that are

secured by real estate or issued by companies that invest or deal in real estate or real estate investment trusts.

6.   Borrow money, except to the extent permitted under the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets). For purposes of this investment restriction, the entry into options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices shall not constitute borrowing.

7.   Make loans to others, except through the purchase of debt obligations and the entry into repurchase agreements. However, the Fund may lend its portfolio securities in an amount not to exceed 33-1/3% of the value of its total assets. Any loans of portfolio securities will be made according to guidelines established by the SEC and the Company's Board. **With respect to each of Dreyfus Premier Select Midcap Growth Fund and Dreyfus Premier Structured Large Cap Value Fund, however, this Investment Restriction No. 7 was adopted as follows:** The Fund may not lend any securities or make loans to others, except to the extent permitted under the 1940 Act (which currently limits such loans to no more than 33-1/3% of the value of the Fund's total assets) or as otherwise permitted by the SEC. For purposes of this investment restriction, the purchase of debt obligations (including acquisitions of loans, loan participations or other forms of debt instruments) and the entry into repurchase agreements shall not constitute loans by the Fund. Any loans of portfolio securities will be made according to guidelines established by the SEC and the Company's Board.

8.   Act as an underwriter of securities of other issuers, except to the extent the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, by virtue of disposing of portfolio securities.

9.   Issue any senior security (as such term is defined in Section 18(f) of the 1940 Act), except to the extent the activities permitted in Investment Restriction Nos. 4, 6, 13 and 14 may be deemed to give rise to a senior security.

10.   Purchase securities on margin, but the Fund may make margin deposits in connection with transactions in options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices.

11.   Purchase securities of any company having less than three years' continuous operations (including operations of any predecessor) if such purchase would cause the value of the Fund's investments in all such companies to exceed 5% of the value of its total assets. (This investment restriction has not been adopted with respect to Dreyfus Premier Technology Growth Fund, Dreyfus Premier Future Leaders Fund, Dreyfus Premier Structured Midcap Fund, Dreyfus Premier Select Midcap Growth Fund and Dreyfus Premier Structured Large Cap Value Fund.)

12.   Invest in the securities of a company for the purpose of exercising management or control, but the Fund will vote the securities it owns in its portfolio as a shareholder in accordance with its views. (This investment restriction has not been adopted with respect to Dreyfus Premier Technology Growth Fund.)

13.   Pledge, mortgage or hypothecate its assets, except to the extent necessary to secure permitted borrowings and to the extent related to the purchase of securities on a when-issued or forward commitment basis and the deposit of assets in escrow in connection with writing covered put and call options and collateral and initial or variation margin arrangements with respect to options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices.

14.   Purchase, sell or write puts, calls or combinations thereof, except as described in the relevant Fund's Prospectus and Statement of Additional Information.

15.   Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid, if, in the aggregate, more than 15% of the value of the Fund's net assets would be so invested.

16.   Purchase securities of other investment companies, except to the extent permitted under the 1940 Act.

If a percentage restriction is adhered to at the time of investment, a later change in percentage resulting from a change in values or assets will not constitute a violation of such restriction. With respect to Investment Restriction No. 6, however, if borrowings exceed 33-1/3% of the value of a Fund's total assets as a result of a change in values or assets, the Fund must take steps to reduce such borrowings at least to the extent of such excess.

Dreyfus Premier International Fund has adopted a policy prohibiting it from operating as a fund-of-funds in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act.

MANAGEMENT OF THE COMPANY

The Company's Board is responsible for the management and supervision of the Funds, and approves all significant agreements with those companies that furnish services to the Funds. These companies are as follows:

The Dreyfus Corporation………………………...	Investment Adviser
Franklin Portfolio Associates, LLC………………...	Sub-Investment Adviser to Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Structured Large Cap Value Fund
MBSC Securities Corporation………………………..	Distributor
Dreyfus Transfer, Inc……………………………….	Transfer Agent
Mellon Bank, N.A…………………………………..	Custodian for all Funds, except Dreyfus Premier International Value Fund
The Bank of New York……………………………..	Custodian for Dreyfus Premier International Value Fund

Board Members of the Company[1]

Board members of the Company, together with information as to their positions with the Company, principal occupations and other board memberships and affiliations, are shown below.

Name (Age) Position with Company (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
Joseph S. DiMartino (64) Chairman of the Board (1995)	Corporate Director and Trustee	The Muscular Dystrophy Association, *Director* Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, *Director* The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, *Director* Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, *Director*
Peggy C. Davis (64) Board Member (2006)	Shad Professor of Law, New York University School of Law (1983 – present) Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training	None
David P. Feldman (67) Board Member (1996)	Corporate Director and Trustee	BBH Mutual Funds Group (11 funds), *Director* The Jeffrey Company, a private investment company, *Director*
James F. Henry (77) Board Member (2006)	President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003) Advisor to The Elaw Forum, a consultant on managing corporate legal costs Advisor to John Jay Homstead (the restored home of the first U.S. Chief Justice) Individual Trustee of several trusts	Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation
Ehud Houminer (67) Board Member (1993)	Executive-in-Residence at the Columbia Business School, Columbia University	Avnet Inc., an electronics distributor, *Director* International Advisory Board to the MBA Program School of Management, Ben Gurion University, *Chairman*
Gloria Messinger (77) Board Member (1993)	Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc. Consultant in Intellectual Property	Theater for a New Audience, Inc., *Director* Brooklyn Philharmonic, *Director*

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[1]   None of the Board members are "interested persons" of the Company, as defined in the 1940 Act.

Name (Age) Position with Company (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
Dr. Martin Peretz (68) Board Member (2006)	Editor-in-Chief of The New Republic Magazine Lecturer in Social Studies at Harvard University (1965-2002) Director of TheStreet.com, a financial information service on the web	American Council of Trustees and Alumni, *Director* Pershing Square Capital Management, *Member of Board of Advisers* Montefiore Investments, *General Partner* Harvard Center for Blood Research, *Trustee* Bard College, *Trustee* Board of Overseers of YIVO Institute for Jewish Research, *Chairman*
Anne Wexler (77) Board Member (1996)	Chairperson of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present	The Community Foundation for the National Capital Region, *Director* Member of the Council of Foreign Relations WETA-DC's Public TV and Radio Station, *Vice Chairman*

Board members are elected to serve for an indefinite term. The Company has standing audit, nominating and compensation committees, each comprised of its Board members who are not "interested persons" of the Company, as defined in the 1940 Act. The function of the audit committee is (i) to oversee the Company's accounting and financial reporting processes and the audits of the Funds' financial statements and (ii) to assist in the Board's oversight of the integrity of the Funds' financial statements, the Funds' compliance with legal and regulatory requirements and the independent registered public accounting firm's qualifications, independence and performance. The Company's nominating committee is responsible for selecting and nominating persons as members of the Board for election or appointment by the Board and for election by shareholders. In evaluating potential nominees, including any nominees recommended by shareholders, the committee takes into consideration various factors listed in the nominating committee charter, including character and integrity, business and professional experience, and whether the committee believes the person has the ability to apply sound and independent business judgment and would act in the interest of each Fund and its shareholders. The nominating committee will consider recommendations for nominees from shareholders submitted to the Secretary of the Company, c/o The Dreyfus Corporation Legal Department, 200 Park Avenue, 8th Floor East, New York, New York 10166, which includes information regarding the recommended nominee as specified in the nominating committee charter. The function of the compensation committee is to establish the appropriate compensation for serving on the Board. The Company also has a standing pricing committee comprised of any one Board member. The function of the pricing committee is to assist in valuing the Funds' investments. The audit committee met four times, the compensation committee met once and the pricing committee met three times during the fiscal year ended August 31, 2007. The nominating committee did not meet during the last fiscal year.

The table below indicates the dollar range of each Board member's ownership of Fund shares and shares of other funds in the Dreyfus Family of Funds for which he or she is a Board member, in each case as of December 31, 2007:

Name of Fund	Joseph S. DiMartino	Peggy C. Davis	David P. Feldman	James F. Henry	Ehud Houminer	Gloria Messinger	Dr. Martin Peretz	Anne Wexler
Dreyfus Premier International Value Fund	None	None	None	None	None	None	None	None
Dreyfus Emerging Leaders Fund	None	None	None	None	None	None	None	None
Dreyfus Premier Midcap Value Fund	None	None	$50,001 - $100,000	None	None	None	None	None
Dreyfus Small Company Value Fund	None	None	None	None	None	Over $100,000	None	None
Dreyfus Premier Technology Growth Fund	None	None	$10,001 - $50,000	None	$1 - $10,000	$1 - $10,000	None	None
Dreyfus Premier Strategic Value Fund	None	None	None	None	$10,001 - $50,000	None	None	None
Dreyfus Premier Future Leaders Fund	None	None	None	None	None	None	None	None
Dreyfus Premier Select Midcap Growth Fund	None	None	None	None	None	None	None	None
Dreyfus Premier Structured Midcap Fund	None	None	None	None	None	None	None	None
Dreyfus Premier Structured Large Cap Value Fund	None	None	None	None	None	None	None	None
Aggregate Holdings of Funds in the Dreyfus Family of Funds for which responsible as a Board Member	Over $100,000	None	Over $100,000	Over $100,000	Over $100,000	Over $100,000	$10,001 - $50,000	None

As of December 31, 2007, none of the Board members or their immediate family members owned securities of the Manager, the Sub-Adviser, the Distributor or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Manager, the Sub-Adviser, or the Distributor.

Currently, the Company and 13 other funds (comprised of 41 portfolios) in the Dreyfus Family of Funds pay each Board member their respective allocated portion of an annual retainer of $85,000, and a fee of $10,000 for each regularly scheduled Board meeting attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,000 for Board meetings and separate committee meetings attended that are conducted by telephone. The Chairman of the Board receives an additional 25% of such compensation and the audit committee chairman receives an additional $15,000 per annum. The Company also reimburses each Board member for travel and out of pocket expenses in connection with attending Board or committee meetings. Emeritus Board members are entitled to receive an annual retainer and a per meeting attended fee of one-half the amount paid to them as Board members. The aggregate amount of compensation paid to each Board member by the Company for the fiscal year ended August 31, 2007, and by all funds in the Dreyfus Family of Funds for which such person is a Board member (the number of portfolios of such funds is set forth in parenthesis next to each Board member's total compensation) for the year ended December 31, 2007, was as follows:

Name of Board Member	Aggregate Compensation From the Company*	Total Compensation From the Company and Fund Complex Paid to Board Member(**)
Joseph S. DiMartino	$25,806	$819,865 (196)
Peggy C. Davis	$20,646	$243,500 (72)
David P. Feldman	$22,950	$204,713 (58)
John M. Fraser, Jr.+	$ 2,532	$ 32,500 (49)
James F. Henry	$20,646	$138,000 (49)
Ehud Houminer	$20,646	$223,500 (79)
Dr. Paul A. Marks++	$13,308	$69,500 (49)
Gloria Messinger	$20,646	$140,000 (49)
Dr. Martin Peretz	$20,646	$130,000 (49)
Anne Wexler	$19,215	$193,213 (58)

_____

* Amount does not include the cost of office space, secretarial services and health benefits for the Chairman and expenses reimbursed to Board members for attending Board meetings, which in the aggregate amounted to $5,922.

** Represents the number of separate portfolios comprising the investment companies in the Fund Complex, including the Funds, for which the Board member serves.

\+ Emeritus Board member since May 24, 2000.

++ Emeritus Board member since December 31, 2006.

Officers of the Company

J. DAVID OFFICER, <u>President since December 2006</u>. Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1, 1998.

PHILLIP N. MAISANO, <u>Executive Vice President since July 2007</u>. Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

JAMES WINDELS, <u>Treasurer since November 2001</u>. Director-Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

MICHAEL A. ROSENBERG, <u>Vice President and Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1983.

JOHN B. HAMMALIAN, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

RICHARD CASSARO, <u>Assistant Treasurer since January 2008</u>. Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since 1982.

GAVIN C. REILLY, <u>Assistant Treasurer since December 2005</u>. Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1991.

ROBERT S. ROBOL, Assistant Treasurer since August 2005. Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007. Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002. Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002. Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004. Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

The address of each Board member and officer of the Company is 200 Park Avenue, New York, New York 10166.

The Company's Board members and officers, as a group, owned less than 1% of each Fund's voting securities outstanding on May 23, 2008. See "Information About the Company and Funds" for a list of shareholders known by the Company to own of record 5% or more of a Fund's outstanding voting securities as of May 23, 2008.

MANAGEMENT ARRANGEMENTS

Investment Adviser. The Manager is a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), a global financial services company focused on helping clients move and manage their financial assets, operating in 34 countries and serving more than 100 markets. BNY Mellon is a leading provider of financial services for institutions, corporations and high-net-worth individuals, providing asset and wealth management, asset servicing, issuer services, and treasury services through a worldwide client-focused team.

The Manager provides management services pursuant to a Management Agreement (the "Agreement") between the Manager and the Company. As to each Fund, the Agreement is subject to annual approval by (i) the Company's Board or (ii) vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of such Fund, provided that in either event the continuance also is approved by a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Company or the Manager, by vote cast in person at a meeting called for the purpose of voting on such approval. As to each Fund, the Agreement is terminable without penalty, on 60 days' notice, by the Company's Board or by vote of the holders of a majority of such Fund's shares, or, on not less than 90 days' notice, by the Manager. The Agreement will terminate automatically, as to the relevant Fund, in the event of its assignment (as defined in the 1940 Act).

The following persons are officers and/or directors of the Manager: Jonathan Little, Chair of the Board; Jonathan Baum, Chief Executive Officer and a director; J. Charles Cardona, President and a director; Diane P. Durnin, Vice Chair and a director; Phillip N. Maisano, Chief Investment Officer, Vice Chair and a director; J. David Officer, Chief Operating Officer, Vice Chair and a director; Patrice M. Kozlowski, Senior Vice President – Corporate Communications; Jill Gill, Vice President – Human Resources; Anthony Mayo, Vice President – Information Systems; Theodore A. Schachar, Vice President – Tax; John E. Lane, Vice President; Jeanne M. Login, Vice President; Gary Pierce, Controller; Joseph W. Connolly, Chief Compliance Officer; James Bitetto, Secretary; and Mitchell E. Harris, Ronald P. O'Hanley III, and Scott Wennerholm, directors.

The Manager maintains office facilities on behalf of the Funds, and furnishes statistical and research data, clerical help, accounting, data processing, bookkeeping and internal auditing and certain other required services to the Funds. The Manager may pay the Distributor for shareholder services from the Manager's own assets, including past profits but not including the management fees paid by the Funds. The Distributor may use part or all of such payments to pay certain financial institutions (which may include banks), securities dealers ("Selected Dealers") and other industry professionals (collectively, "Service Agents") in respect of these services. The Manager also may make such advertising and promotional expenditures, using its own resources, as it from time to time deems appropriate.

Sub-Investment Adviser. With respect to Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Structured Large Cap Value Fund, the Manager has entered into a Sub-Investment Advisory Agreement with Franklin Portfolio (the "Franklin Portfolio Sub-Advisory Agreement"). As to each such Fund, the Franklin Portfolio Sub-Advisory Agreement is subject to annual approval by (i) the Company's Board or (ii) vote of a majority (as defined in the 1940 Act) of the Fund's outstanding voting securities, as the case may be, provided that in either event the continuance also is approved by a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Company or Franklin Portfolio, by vote cast in person at a meeting called for the purpose of voting on such approval. As to each such Fund, the Franklin Portfolio Sub-Advisory Agreement is terminable without penalty (i) by the Manager on 60 days' notice, (ii) by the Company's Board or by vote of the holders of a majority of the Fund's outstanding voting securities on 60 days' notice, or (iii) by Franklin Portfolio upon not less than 90 days' notice. The Franklin Portfolio Sub-Advisory Agreement will terminate automatically, as to the relevant Fund, in the event of its assignment (as defined in the 1940 Act).

The following persons are directors of Franklin Portfolio Holdings, LLC (parent company of Franklin Portfolio): John J. Nagorniak, Chairman of the Board, and John S. Cone, Paul F. Healey, Ronald P. O'Hanley III and Scott Wennerholm.

Portfolio Management. The Manager manages each Fund's investments in accordance with the stated policies of the Fund, subject to the approval of the Company's Board. Franklin Portfolio, in the case of Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Structured Large Cap Value Fund, provide day-to day management of the respective Fund's investments, subject to the supervision of the Manager and the Company's Board. Each Fund's adviser is responsible for investment decisions, and provides the Fund with portfolio managers who are authorized by the Board to execute purchases and sales of securities.

The Funds' portfolio managers are as follows:

Dreyfus Premier Midcap Value Fund	David A. Daglio
	Mark P. Dishop
Dreyfus Small Company Value Fund	David A. Daglio
Dreyfus Premier International Value Fund	D. Kirk Henry
	Clifford A. Smith
Dreyfus Emerging Leaders Fund	Oliver Buckley
	John S. Cone
	Kristin Crawford
	Langton C. Garvin
Dreyfus Premier Strategic Value Fund	Brian C. Ferguson
	John Bailer
Dreyfus Premier Technology Growth Fund	Mark Herskovitz
	Barry K. Mills
	Peter Vogel
Dreyfus Premier Future Leaders Fund	Oliver Buckley
	John S. Cone
	Kristin Crawford
	Langton C. Garvin
Dreyfus Premier Select Midcap Growth Fund	Fred A. Kuehndorf
	Terence J. McLaughlin
	Deborah C. Ohl
Dreyfus Premier Structured Midcap Fund	Oliver Buckley
	Michael F. Dunn

	Patrick M. Slattery
Dreyfus Premier Structured Large Cap Value Fund	Oliver Buckley
	Kristin Crawford
	Langton C. Garvin

The Manager and Franklin Portfolio each maintain research departments with professional portfolio managers and securities analysts who provide research services for the Funds and for other funds advised by the Manager or Franklin Portfolio.

BNY Mellon and its affiliates may have deposit, loan and commercial banking or other relationships with the issuers of securities purchased by a Fund. The Manager has informed the Company that in making its investment decisions it does not obtain or use material inside information that BNY Mellon or its affiliates may possess with respect to such issuers.

The Company, the Manager, Franklin Portfolio and the Distributor each have adopted a Code of Ethics that permits its personnel, subject to such respective Code of Ethics, to invest in securities, including securities that may be purchased or held by a Fund. The Manager's Code of Ethics subjects its employees' personal securities transactions to various restrictions to ensure that such trading does not disadvantage any fund advised by the Manager. In that regard, portfolio managers and other investment personnel of the Manager must preclear and report their personal securities transactions and holdings, which are reviewed for compliance with the Manager's Code of Ethics and also are subject to the oversight of BNY Mellon's Investment Ethics Committee. Portfolio managers and other investment personnel who comply with the preclearance and disclosure procedures of the Manager's Code of Ethics and the requirements of the Committee may be permitted to purchase, sell or hold securities which also may be or are held in fund(s) they manage or for which they otherwise provide investment advice.

Portfolio Manager Compensation. (Dreyfus Premier Structured Midcap Fund, Dreyfus Premier Structured Large Cap Value Fund, Dreyfus Emerging Leaders Fund, Dreyfus Premier Future Leaders Fund) Portfolio manager compensation is comprised of a market-based salary, an annual incentive plan and a long-term incentive plan. The portfolio managers are compensated by Franklin Portfolio and not by the Fund. Portfolio managers are eligible to join the BNY Mellon deferred compensation program, and the BNY Mellon defined contribution pension plan, pursuant to which employer contributions are invested in BNY Mellon common stock.

Funding for the Franklin Portfolio Annual Incentive Plan and Long Term Incentive Plan is through a pre-determined fixed percentage of Franklin Portfolio's overall profitability. Therefore, all bonus awards are based initially on Franklin's financial performance. Portfolio managers are eligible to receive annual cash bonus awards from the incentive compensation plan. Individual awards for portfolio managers are discretionary, based on product performance relative to both benchmarks and peer comparisons and goals established at the beginning of each calendar year. Goals are to a substantial degree based on investment performance, including performance for one and three year periods. Also considered in determining individual awards are team participation and general contributions to Franklin Portfolio.

All portfolio managers are also eligible to participate in the Franklin Portfolio Long Term Incentive Plan. This plan provides for an annual award, payable in deferred cash that cliff vests after 3 years, with an interest rate equal to the average year over year earnings growth of Franklin Portfolio (capped at 20% per year). Management has discretion with respect to actual participation and award size.

Portfolio Manager Compensation. (Dreyfus Premier Midcap Value Fund, Dreyfus Small Company Value Fund, Dreyfus Premier International Value Fund, Dreyfus Premier Strategic Value Fund, Dreyfus Premier Technology Growth Fund, Dreyfus Premier Select Midcap Growth Fund) The portfolio managers' cash compensation is comprised primarily of a market-based salary and incentive compensation plans (annual and long term incentive). The portfolio managers are compensated by The Boston Company Asset Management, LLC ("TBCAM"), an affiliate of the Manager, and not by the Fund. Funding for the TBCAM Annual Incentive Plan and Long Term Incentive Plan is through a pre-determined fixed percentage of overall TBCAM profitability. Therefore, all bonus awards are based initially on TBCAM's financial performance. The portfolio managers are eligible to receive annual cash bonus awards from the Annual Incentive Plan. Annual incentive opportunities are pre-established for each individual, expressed as a percentage of base salary ("target awards"). Annual awards are determined by applying multiples to this target award and are capped at a maximum range of incentive opportunity for the job category. Awards are 100% discretionary and regardless of performance will be subject to pool funding availability. Awards are paid in cash on an annual basis. A significant portion of the target opportunity awarded is based upon the one-year and three-year (weighted more heavily) pre-tax performance of the portfolio manager's accounts relative to the performance of the appropriate Lipper and Callan peer groups. Other factors considered in determining the award are individual qualitative performance and the asset size and revenue growth of the products managed.

For research analysts and other investment professionals, awards are distributed to the respective product teams (in the aggregate) based upon product performance relative to TBCAM-wide performance measured on the same basis as described above. Further allocations are made to specific team members by the product portfolio manager based upon sector contribution and other qualitative factors.

All portfolio managers and analysts are also eligible to participate in the TBCAM Long Term Incentive Plan. This plan provides for an annual award, payable in cash after a three-year cliff vesting period. The value of the award increases during the vesting period based upon the growth in TBCAM's net income.

Additional Information about Portfolio Managers. The following table lists the number and types of other accounts advised by each Fund's primary portfolio manager and assets under management in those accounts as of the end of the Fund's fiscal year:

Portfolio Manager	Registered Investment Company Accounts	Assets Managed	Pooled Accounts	Assets Managed	Other Accounts	Assets Managed
David A. Daglio	2	1.17 B	6	368 M	12	1.98 B
Mark P. Dishop	2	1.17B	6	368M	12	1.98B
D. Kirk Henry	12	7.73 B	10	5.36 B	65	15.86 B
Brian C. Ferguson	5	1.8 B	3	113 M	61	3.9 B
Mark Herskovitz	2	588M	0	0	1	853.9
Barry K. Mills	2	1.65B	0	0	0	0
Fred A. Kuehndorf	3	636 M	0	0	29	647M
Oliver Buckley	13	5.2 B	3	627.3 M	82	15.5 B
Michael F. Dunn	7	2.9 B	3	663.4 M	91	16.9 B
Kristin Crawford	12	5.1 B	3	627.3 M	82	15.5 B
Langton C. Garvin	13	5.2B	3	627.3 M	82	15.5 B
Patrick Slattery	9	3.2 B	3	627.3 M	82	15.5 B
John S. Cone	16	15.5 B	3	627.3M	82	15.5 B

None of the funds or accounts are subject to a performance-based advisory fee.

The dollar range of Fund shares beneficially owned by the primary portfolio manager is as follows as of the end of the Fund's fiscal year:

Portfolio Manager	Fund Name	Dollar Range of Fund Shares Beneficially Owned
David A. Daglio	Dreyfus Premier Midcap Value Fund	$0
	Dreyfus Small Company Value Fund	$0
Mark P. Dishop	Dreyfus Premier Midcap Value Fund	$0
D. Kirk Henry	Dreyfus Premier International Value Fund	$0
Brian C. Ferguson	Dreyfus Premier Strategic Value Fund	$50,001 - $100,000
Mark Herskovitz	Dreyfus Premier Technology Growth Fund	$100,001 - $1,000,000
Barry K. Mills	Dreyfus Premier Technology Growth Fund	$0
Fred A. Kuehndorf	Dreyfus Premier Select Midcap Growth Fund	$1 - $10,000

Portfolio Manager	Fund Name	Dollar Range of Fund Shares Beneficially Owned
Oliver Buckley	Dreyfus Premier Structured Large Cap Value Fund	$0
	Dreyfus Premier Structured Midcap Fund	$0
	Dreyfus Emerging Leaders Fund	$0
	Dreyfus Premier Future Leaders Fund	$0
Michael F. Dunn	Dreyfus Premier Structured Midcap Fund	$0
Kristin Crawford	Dreyfus Premier Structured Large Cap Value Fund	$0
	Dreyfus Emerging Leaders Fund	$0
	Dreyfus Premier Future Leaders Fund	$0
Langton C. Garvin	Dreyfus Premier Structured Large Cap Value Fund	$0
	Dreyfus Emerging Leaders Fund	$0
	Dreyfus Premier Future Leaders Fund	$0
Patrick Slattery	Dreyfus Premier Structured Midcap Fund	$0
John S. Cone	Dreyfus Emerging Leaders Fund	$0
	Dreyfus Premier Future Leaders Fund	$0

Portfolio managers may manage multiple accounts for a diverse client base, including mutual funds, separate accounts (assets managed on behalf of institutions such as pension funds, insurance companies and foundations), bank common trust accounts and wrap fee programs ("Other Accounts").

Potential conflicts of interest may arise because of Dreyfus' management of the Funds and Other Accounts. For example, conflicts of interest may arise with both the aggregation and allocation of securities transactions and allocation of limited investment opportunities, as Dreyfus may be perceived as causing accounts it manages to participate in an offering to increase Dreyfus' overall allocation of securities in that offering, or to increase Dreyfus' ability to participate in future offerings by the same underwriter or issuer. Allocations of bunched trades, particularly trade orders that were only partially filled due to limited availability, and allocation of investment opportunities generally, could raise a potential conflict of interest, as Dreyfus may have an incentive to allocate securities that are expected to increase in value to preferred accounts. Initial public offerings, in particular, are frequently of very limited availability. Additionally, portfolio managers may be perceived to have a conflict of interest if there are a large number of Other Accounts, in addition to the Fund, that they are managing on behalf of Dreyfus. Dreyfus periodically reviews each portfolio manager's overall responsibilities to ensure that he or she is able to allocate the necessary time and resources to effectively manage the Fund. In addition, Dreyfus could be viewed as having a conflict of interest to the extent that Dreyfus or its affiliates and/or portfolio managers have a materially larger investment in Other Accounts than their investment in the Fund.

Other Accounts may have investment objectives, strategies and risks that differ from those of the Funds. For these or other reasons, the portfolio managers may purchase different securities for a Fund and the Other Accounts, and the performance of securities purchased for the Fund may vary from the performance of securities purchased for Other Accounts. The portfolio managers may place transactions on behalf of Other Accounts that are directly or indirectly contrary to investment decisions made for the Fund, which could have the potential to adversely impact the Fund, depending on market conditions.

A potential conflict of interest may be perceived to arise if transactions in one account closely follow related transactions in another account, such as when a purchase increases the value of securities previously purchased by the other account, or when a sale in one account lowers the sale price received in a sale by a second account.

Conflicts of interest similar to those described above arise when portfolio managers are employed by a sub-investment adviser or are dual employees of the Manager and an affiliate entity and such portfolio managers also manager other accounts.

Dreyfus' goal is to provide high quality investment services to all of its clients, while meeting Dreyfus' fiduciary obligation to treat all clients fairly. Dreyfus has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, that it believes address the conflicts associated with managing multiple accounts for multiple clients. In addition, Dreyfus monitors a variety of areas, including compliance with Fund guidelines, the allocation of IPOs, and compliance with the firm's Code of Ethics. Furthermore, senior investment and business personnel at Dreyfus periodically review the performance of the portfolio managers for Dreyfus-managed funds.

Expenses. All expenses incurred in the operation of the Company are borne by the Company, except to the extent specifically assumed by the Manager (or Sub-Adviser with respect to Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Structured Large Cap Value Fund, as the case may be). The expenses borne by the Company include: organizational costs, taxes, interest, loan commitment fees, interest and distributions paid on securities sold short, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% or more of the outstanding voting securities of the Manager or its affiliates, SEC fees, state Blue Sky qualification fees, advisory fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of maintaining the Company's existence, costs of independent pricing services, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, costs of shareholders' reports and meetings, and any extraordinary expenses. In addition, each class of shares bears any class specific expenses allocated to such class, such as expenses related to the distribution and/or shareholder servicing of such class. The Dreyfus Premier Funds' Class B, Class C and Class T shares are subject to an annual distribution fee, and Class A, Class B, Class C and Class T shares of the Dreyfus Premier

Funds and shares of the other Funds are subject to an annual shareholder services fee. See "Distribution Plan and Shareholder Services Plan." Expenses attributable to a particular Fund are charged against the assets of that Fund; other expenses of the Company are allocated among the Funds on the basis determined by the Board, including, but not limited to, proportionately in relation to the net assets of each Fund.

As compensation for its services, the Company has agreed to pay the Manager a monthly fee at the annual rate set forth below as a percentage of the relevant Fund's average daily net assets. The effective annual rate of the monthly investment advisory fee the Company paid the Manager pursuant to any undertaking in effect for the fiscal year ended August 31, 2007 as a percentage of the relevant Fund's average daily net assets also is set forth below:

Name of Fund	Annual Rate of Investment Advisory Fee Payable	Effective Annual Rate of Investment Advisory Fee Paid
Dreyfus Emerging Leaders Fund	.90%	.90%
Dreyfus Premier Midcap Value Fund	.75%	.75%
Dreyfus Small Company Value Fund	.75%	.75%
Dreyfus Premier Technology Growth Fund	.75%	.71%
Dreyfus Premier Future Leaders Fund	.90%	.90%
Dreyfus Premier Strategic Value Fund	.75%	.75%
Dreyfus Premier International Value Fund	1.00%	1.00%
Dreyfus Premier Select Midcap Growth Fund	.50%	0%
Dreyfus Premier Structured Midcap Fund	.75%	.74%
Dreyfus Premier Structured Large Cap Value Fund	.75%	0%

For the fiscal years ended August 31, 2007, 2006 and 2005 (except as indicated), the management fees payable by each indicated Fund, the amounts waived by the Manager and the net fee paid by the Fund were as follows:

Name of Fund	2007			2006			2005		
	Fee Payable	Reduction In Fee	Net Fee	Fee Payable	Reduction In Fee	Net Fee	Fee Payable	Reduction In Fee	Net Fee
Dreyfus Emerging Leaders Fund	$4,984,796	$0	$4,984,776	$6,392,843	$1,238,655	$5,154,188	$8,270,087	$620,065	$7,650,022
Dreyfus Premier Midcap Value Fund	$8,994,161	$0	$8,994,161	$9,675,225	$0	$9,675,225	$9,587,428	$0	$9,587,428
Dreyfus Small Company Value Fund	$1,006,530	$0	$1,006,530	$1,193,915	$0	$1,193,915	$1,648,419	$0	$1,648,419
Dreyfus Premier International Value Fund	$8,279,429	$0	$8,279,427	$8,102,413	$0	$8,102,413	$4,847,270	$0	$4,847,270
Dreyfus Premier Technology Growth Fund	$3,509,635	$211,664	$3,297,971	$6,880,334	$0	$6,880,334	$9,212,802	$0	$9,212,802

Name of Fund	2007			2006			2005		
	Fee Payable	Reduction In Fee	Net Fee	Fee Payable	Reduction In Fee	Net Fee	Fee Payable	Reduction In Fee	Net Fee
Dreyfus Premier Strategic Value Fund	3,014,050	$0	3,014,050	$1,848,650	$0	$1,848,650	$891,253	$0	$891,253
Dreyfus Premier Future Leaders Fund	$1,473,152	$0	$1,473,152	$1,831,694	$362,102	$1,469,592	$2,105,785	$0	$2,105,785
Dreyfus Premier Structured Midcap Fund	$999,293	$11,474	$987,819	$462,732	$38,640	$424,092	$38,487	$38,487	$0
Dreyfus Premier Structured Large Cap Value Fund	$18,463	$18,463	$0	$20,812	$20,812	$0	$10,497	$10,497	$0
Dreyfus Premier Select Midcap Growth Fund	$32,048	$32,08	$0	$27,095	$27,095	$0	$21,366	$16,732	$0

Pursuant to the Franklin Portfolio Sub-Advisory Agreement, Dreyfus has agreed to pay Franklin Portfolio, with respect to the Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Structured Large Cap Value Fund, an annual fee as follows:

	Annual Fee as a Percentage of Average Daily Net Assets
Total Assets	
0 up to $100 million	0.25%
$100 million up to $1 billion	0.20%
$1 billion up to $1.5 billion	0.16%
$1.5 billion or more	0.10%

Fund	Effective Annual Rate of Sub-Investment Advisory Fee Paid in Fiscal 2007
Dreyfus Premier Structured Midcap Fund	0.25%
Dreyfus Premier Structured Large Cap Value Fund	0.25%

The fee paid by the Manager to Franklin Portfolio with respect to the Dreyfus Premier Structured Midcap Fund for the fiscal year ended August 31, 2007 amounted to $215,942. The fee paid by the Manager to Franklin Portfolio with respect to the Dreyfus Premier Structured Large Cap Value Fund for the fiscal year ended August 31, 2007 amounted to $6,937.

As to each Fund, the Manager has agreed that if in any fiscal year the aggregate expenses of the Fund, exclusive of taxes, brokerage, interest on borrowings and (with the prior written consent of the necessary state securities commissions) extraordinary expenses, but including the management fee, exceed the expense limitation of any state having jurisdiction over the Fund, the Fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense to the extent required by state law. Such deduction or payment, if any, will be estimated daily, and reconciled and effected or paid, as the case may be, on a monthly basis.

The aggregate of the fees payable to the Manager is not subject to reduction as the value of a Fund's net assets increases.

Distributor. The Distributor, a wholly-owned subsidiary of the Manager located at 200 Park Avenue, New York, New York 10166, serves as each Fund's distributor on a best efforts basis pursuant to an agreement with the Company which is renewable annually. The Distributor also acts as distributor for the other funds in the Dreyfus Family of Funds, BNY Mellon Funds Trust and Mellon Institutional Funds. Before June 30, 2007, the Distributor was known as "Dreyfus Service Corporation."

The Distributor compensates Service Agents for selling Class A shares and Class T shares subject to a contingent deferred sales charge ("CDSC"), and Class C shares at the time of purchase from its own assets. The Distributor also compensated certain Service Agents for selling Class B shares at the time of purchase from its own assets when the Dreyfus Premier Funds (other than Dreyfus Premier Midcap Value Fund) offered Class B shares; the Dreyfus Premier Funds no longer offer Class B shares except in connection with dividend reinvestment and permitted exchanges. The proceeds of the CDSC and fees pursuant to the Company's Distribution Plan (described below), in part, are used to defray the expenses incurred by the Distributor in connection with the sale of the applicable class of Fund shares. The Distributor also may act as a Service Agent and retain sales loads and CDSCs and Distribution Plan fees. For purchases of Class A shares and Class T shares subject to a CDSC, the Distributor generally will pay Service Agents on new investments made through such Service Agents a commission of up to 1% of the amount invested. The Distributor generally will pay Service Agents 1% on new investments of Class C shares made through such Service Agents and generally paid Service Agents 4% on new investments of Class B shares made through such Service Agents, of the net asset value of such shares purchased by their clients. With respect to Fund shares subject to a CDSC or Distribution Plan issued to shareholders in exchange for shares originally issued by a series of The Bear Stearns Funds (the "Acquired Fund"), the proceeds of any CDSC and fees pursuant to the Distribution Plan with respect to such Class B shares are payable to the Acquired Fund's former distributor to defray the expenses it incurred in connection with the sale of such shares when originally issued by the Acquired Fund.

The amounts retained on the sale of Dreyfus Premier Fund shares by the Distributor from sales loads and from CDSCs, as applicable, with respect to Class A, Class B, Class C and Class T shares, are set forth below.

Name of Fund	Class	Fiscal Year Ended 2007	Fiscal Year Ended 2006	Fiscal Year Ended 2005
Dreyfus Premier Technology Growth Fund	Class A	$7,566	$13,723	$20,505
	Class B	$111,856	$311,874	$767,793
	Class C	$21,498	$7,001	$10,854

Name of Fund	Class	Fiscal Year Ended 2007	Fiscal Year Ended 2006	Fiscal Year Ended 2005
	Class T	$244	$1,352	$305
Dreyfus Premier Future Leaders Fund	Class A	$10,038	$28,456	$18,409
	Class B	$66,807	$77,450	$110,625
	Class C	$3,880	$3,558	$7,253
	Class T	$126	$236	$205
Dreyfus Premier Strategic Value Fund	Class A	$41,778	$36,526	$23,014
	Class B	$29,775	$19,104	$25,146
	Class C	$6,047	$3,670	$1,344
	Class T	$107	$311	$101
Dreyfus Premier Structured Midcap Fund	Class A	$16,834	$22,275	$24,935
	Class B	$14,369	$19,783	$5,370
	Class C	$6,070	$6,484	$1,287
	Class T	$1,022	$71	$568
Dreyfus Premier International Value Fund	Class A	$20,057	$26,446	$80,025
	Class B	$34,855	$40,631	$40,931
	Class C	$11,332	$15,510	$11,895
	Class T	$211	$53	$820
Dreyfus Premier Select Midcap Growth Fund	Class A	$3,071	$1,490	$1,209
	Class B	$1,232	$1,291	$2,824
	Class C	$1,044	$113	$99
	Class T	$39	$12	$23
Dreyfus Premier Structured Large Cap Value Fund	Class A	$444	$31	$1
	Class B	$1,363	$196	$4
	Class C	$0	$12	$0
	Class T	$38	$0	$0

The Distributor may pay Service Agents that have entered into agreements with the Distributor a fee based on the amount invested through such Service Agents in Fund shares by employees participating in qualified or non-qualified employee benefit plans, including pension, profit-sharing and other deferred compensation plans, whether established by corporations, partnerships, non-profit entities or state and local governments ("Retirement Plans"), or other programs. The term "Retirement Plans" does not include IRAs, IRA "Rollover Accounts" or IRAs set up under Simplified Employee Pension Plans ("SEP-IRAs"). Generally, the Distributor may pay such Service Agents a fee of up to 1% of the amount invested through the Service Agents. The Distributor, however, may pay Service Agents a higher fee and reserves the right to cease paying these fees at any time. The Distributor will pay such fees from its own funds, other than amounts received from a Fund, including past profits or any other source available to it. Sponsors of such Retirement Plans or the participants therein should consult their Service Agent for more information regarding any such fee payable to the Service Agent.

The Manager or the Distributor may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the Funds or provide other services. Such payments are separate from any sales charges, 12b-1 fees and/or shareholder services fees and other expenses paid by the Funds to those intermediaries. Because those payments are not made by you or the Funds, each Fund's total expense ratio will not be affected by any such payments.

These additional payments may be made to Service Agents, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the Service Agent. Cash compensation also may be paid from the Manager's or the Distributor's own resources to Service Agents for inclusion of a Fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, the Manager or the Distributor also may provide cash or non-cash compensation to Service Agents in the form of: occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations. In some cases, these payments or compensation may create an incentive for a Service Agent to recommend or sell shares of the Fund to you. Please contact your Service Agent for details about any payments they may receive in connection with the sale of Fund shares or the provision of services to the Funds.

Transfer and Dividend Disbursing Agent and Custodian. Dreyfus Transfer, Inc. (the "Transfer Agent"), a wholly-owned subsidiary of the Manager, 200 Park Avenue, New York, New York 10166, is the Company's transfer and dividend disbursing agent. Under a transfer agency agreement with the Company, the Transfer Agent arranges for the maintenance of shareholder account records for each Fund, the handling of certain communications between shareholders and the Fund and the payment of dividends and distributions payable by the Fund. For these services, the Transfer Agent receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for each Fund during the month, and is reimbursed for certain out-of-pocket expenses.

Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, an affiliate of the Manager, acts as custodian for the investments of each Fund, except Dreyfus Premier International Value Fund. The Bank of New York, 100 Church Street, 10th floor, New York, New York 10286, acts as custodian for the investments of Dreyfus Premier International Value Fund. Neither custodian has any part in determining the investment policies of the Fund or which securities are to be purchased or sold by the Fund. Under a custody agreement with the Company, the relevant custodian holds the Fund's securities and keeps all necessary accounts and records. For its custody services, the custodian receives a monthly fee based on the market value of each respective Fund's assets held in custody and receives certain securities transaction charges.

<center>HOW TO BUY SHARES</center>

Fund Shares—General. Stock certificates are issued only upon your written request. No certificates are issued for fractional shares. You will be charged a fee if an investment check is returned unpayable.

The Company reserves the right to reject any purchase order. No Fund will establish an account for a "foreign financial institution," as that term is defined in Department of the Treasury riles implementing section 312 of the USA PATRIOT Act of 2001. Foreign financial institutions include: foreign banks (including foreign branches of U.S. depository institutions); foreign offices of U.S. securities broker-dealers, futures commission merchants, and mutual funds; non-U.S. entities that, if they were located in the United States, would be securities broker-dealers, futures commission merchants or mutual funds; and non-U.S. entities engaged in the business of a currency dealer or exchanger or a money transmitter.

Service Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in a Fund's Prospectus and this Statement of Additional Information, and to the extent permitted by applicable regulatory authority, may charge their clients direct fees. As discussed under "Management Arrangements - Distributor," Service Agents may receive revenue sharing payments from the Manager or the Distributor. The receipt of such payments could create an incentive for a Service Agent to recommend or sell shares of a Fund instead of other mutual funds where such payments are not received. Please contact your Service Agent for details about any payments it may receive in connection with the sale of Fund shares or the provision of services to the Funds.

The Internal Revenue Code of 1986, as amended (the "Code"), imposes various limitations on the amount that may be contributed to certain Retirement Plans. These limitations apply with respect to participants at the plan level and, therefore, do not directly affect the amount that may be invested in a Fund by a Retirement Plan. Participants and plan sponsors should consult their tax advisers for details.

A Fund may, in its discretion, accept securities in payment for Fund shares. Securities may be accepted in payment for shares only if they are, in the judgment of the Manager, appropriate investments for the Fund. These securities are valued by the same method used to value the Fund's existing portfolio holdings. The contribution of securities to the Fund may be a taxable transaction to the shareholder.

For certain institutions that have entered into agreements with the Distributor, payment for the purchase of Fund shares may be transmitted, and must be received by the Transfer Agent, within three business days after the order is placed. If such payment is not received within three business days after the order is placed, the order may be canceled and the institution could be held liable for resulting fees and/or losses.

All Funds, except the Dreyfus Premier Funds--General. Fund shares may be purchased through the Distributor or Service Agents that have entered into service agreements with the Distributor.

The minimum initial investment is $2,500, or $1,000 if you are a client of a Service Agent which maintains an omnibus account in the Fund and has made an aggregate minimum initial purchase for its customers of $2,500. Subsequent investments must be at least $100. However, the minimum initial investment is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, IRAs set up under SEP-IRAs, and rollover IRAs) and 403(b)(7) Plans with only one participant and $500 for Dreyfus-sponsored Education Savings Accounts, with no minimum for subsequent purchases. The initial investment must be accompanied by the Account Application. For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries, directors of the Manager,

Board members of a fund advised by the Manager, including members of the Company's Board, or the spouse or minor child of any of the foregoing, the minimum initial investment is $1,000. For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment is $50. Fund shares are offered without regard to the minimum initial investment requirements to Board members of a fund advised by the Manager, including members of the Company's Board, who elect to have all or a portion of their compensation for serving in that capacity automatically invested in a Fund. The minimum initial investment for investors that purchase shares through the Dreyfus Managed Assets Program ("DMAP") is $1,000. There is no minimum subsequent investment for DMAP accounts. The Company reserves the right to offer Fund shares without regard to minimum purchase requirements to employees participating in certain qualified or non-qualified employee benefit plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to the Company. The Company reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

A Fund may, in its discretion, accept securities in payment for Fund shares. Securities may be accepted in payment for shares only if they are, in the judgment of the Manager, appropriate investments for the Fund. These securities are valued by the same method used to value the Fund's existing portfolio holdings. The contribution of securities to the Fund may be a taxable transaction to the shareholder.

Shares of these Funds also are offered without regard to the minimum initial investment requirements through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan pursuant to the Dreyfus Step Program described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

Shares of these Funds are sold on a continuous basis at the net asset value per share next determined after an order in proper form is received by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund. Net asset value per share is determined as of the close of trading on the floor of the New York Stock Exchange (usually 4:00 p.m., Eastern time), on days the New York Stock Exchange is open for regular business. For purposes of determining net asset value, certain options and futures contracts may be valued 15 minutes after the close of trading on the floor of the New York Stock Exchange. Net asset value per share is computed by dividing the value of the Fund's net assets (i.e., the value of its assets less liabilities) by the total number of Fund shares outstanding. For information regarding the methods employed in valuing the Funds' investments, see "Determination of Net Asset Value."

For certain institutions that have entered into agreements with the Distributor, payment for the purchase of Fund shares may be transmitted, and must be received by the Transfer Agent, within three business days after the order is placed. If such payment is not received within three business days after the order is placed, the order may be cancelled and the institution could be held liable for resulting fees and/or losses.

Dreyfus Emerging Leaders Fund only. Dreyfus Emerging Leaders Fund closed to new investors on June 30, 2000. Shareholders of the Fund on that date may continue to buy shares in accounts existing on that date. Investors who did not own shares of the Fund on June 30, 2000 generally will not be allowed to buy shares of the Fund, except that new accounts may be established: (1) by participants in most group employer retirement plans (and their successor plans) if the Fund had been established as an investment option under the plans (or under another plan sponsored by the same employer) by June 30, 2000; and (2) 401(k) plans sponsored by financial institutions approved by the Manager on or about June 30, 2000. Shareholders whose accounts were closed before or after June 30, 2000 may not reactivate their accounts or open new accounts. These restrictions generally will apply to investments made directly with the Manager and investments made through intermediaries. Investors may be required to demonstrate eligibility to buy shares of the Fund before a purchase order is accepted.

Dreyfus Premier Funds only--General. Class A shares, Class C shares and Class T shares of the Dreyfus Premier Funds may be purchased only by clients of Service Agents, including the Distributor. Subsequent purchases may be sent directly to the Transfer Agent or your Service Agent.

As of June 1, 2006 (the "Effective Date"), Class B shares of each Dreyfus Premier Fund (other than Dreyfus Premier Midcap Value Fund) are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other funds advised by Dreyfus or by Founders Asset Management, LLC ("Founders"), an indirect subsidiary of Dreyfus, or shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. held in an Exchange Account (as defined under "Shareholder Services--Fund Exchanges") as a result of a previous exchange of Class B shares. No new or subsequent investments, including thorough automatic investment plans, are allowed in Class B shares of any Fund, except through dividend reinvestment or permitted exchanges. If you hold Class B shares and make a subsequent investment in Fund shares, unless you specify the Class of shares you wish to purchase, such subsequent investment will be made in Class A shares and will be subject to any applicable sales load. For Class B shares outstanding on the Effective Date and Class B shares acquired upon reinvestment of dividends, all Class B share attributes, including associated CDSC schedules, conversion to Class A features and Distribution Plan and Shareholder Services Plan fees, will continue in effect.

Class I shares are offered only to (i) bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of their customers having a qualified trust or investment account or relationship at such institution, or to customers who have received and hold Class I shares of a Fund distributed to them by virtue of such an account or relationship, (ii) institutional investors acting for themselves or in a fiduciary, advisory, agency, custodial or similar capacity for Retirement Plans and SEP-IRAs and (iii) with respect to Class I shares of Dreyfus Premier International Value Fund, certain funds in the Dreyfus Family of Funds. Class I shares may be purchased for a Retirement Plan or SEP-IRA only by a custodian, trustee, investment manager or other entity authorized to act on behalf of such Retirement Plan or SEP-IRA. In addition, holders of Class I shares of a Fund who have held their shares since June 5, 2003 may continue to purchase Class I shares of the Fund for their existing accounts whether or not they would otherwise be eligible to do so. Institutions effecting transactions in Class I shares for the accounts of their clients may charge their clients direct fees in connection with such transactions.

When purchasing shares of a Dreyfus Premier Fund, you must specify which Class is being purchased. Your Service Agent can help you choose the share class that is appropriate for your investment. The decision as to which Class of shares is most beneficial to you depends on a number of factors, including the amount and the intended length of your investment in the Fund. Please refer to the Fund's prospectus for a further discussion of these factors.

In many cases, neither the Distributor nor the Transfer Agent will have the information necessary to determine whether a quantity discount or reduced sales charge is applicable to a purchase. You or your Service Agent must notify the Distributor whenever a quantity discount or reduced sales charge is applicable to a purchase and must provide the Distributor with sufficient information at the time of purchase to verify that each purchase qualifies for the privilege or discount.

For Class A, C, I and T shares of a Dreyfus Premier Fund, the minimum initial investment is $1,000. Subsequent investments must be at least $100. However, the minimum initial investment is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs, and rollover IRAs) and 403(b)(7) Plans with only one participant and $500 for Dreyfus-sponsored Education Savings Accounts, with no minimum for subsequent purchases. The initial investment must be accompanied by the Account Application. For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment is $50. Fund shares are offered without regard to the minimum initial investment requirement to Board members of a fund advised by the Manager, including members of the Company's Board, who elect to have all or a portion of their compensation of serving in that capacity automatically invested in a Fund. The Company reserves the right to offer Fund shares without regard to minimum purchase requirements to employees participating in certain Retirement Plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to the Company. The Company reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

The minimum initial investment through an exchange for Class B shares of a Dreyfus Premier Fund is $1,000. Subsequent exchanges for Class B shares of a Dreyfus Premier Fund must be at least $500.

Class A, C, I and T shares of each Dreyfus Premier Fund also may be purchased through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan as described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

Shares of each Dreyfus Premier Fund are sold on a continuous basis. Net asset value per share of each class is determined as of the close of trading on the floor of the New York Stock Exchange (usually 4:00 p.m., Eastern time), on each day the New York Stock Exchange is open for regular business. For purposes of determining net asset value, certain options and futures contracts may be valued 15 minutes after the close of trading on the floor of the New York Stock

Exchange. Net asset value per share of each Class is computed by dividing the value of the Fund's net assets represented by such Class (i.e., the value of its assets less liabilities) by the total number of shares of such Class outstanding. For information regarding the methods employed in valuing the Funds' investments, see "Determination of Net Asset Value."

If an order is received in proper form by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund by the close of trading on the floor of the New York Stock Exchange (usually 4:00 p.m., Eastern time) on a business day, Fund shares will be purchased at the public offering price determined as of the closing of trading on the floor or the New York Stock Exchange on that day. Otherwise, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the New York Stock Exchange on the next business day, except where shares are purchased through a dealer as provided below.

Orders for the purchase of Dreyfus Premier Fund shares received by dealers by the close of trading on the floor of the New York Stock Exchange on any business day and transmitted to the Distributor or its designee by the close of its business day (usually 5:15 p.m., Eastern time) will be based on the public offering price per share determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, the orders will be based on the next determined public offering price. It is the dealer's responsibility to transmit orders so that they will be received by the Distributor or its designee before the close of its business day. For certain institutions that have entered into agreements with the Distributor, payment for the purchase of Fund shares may be transmitted, and must be received by the Transfer Agent, within three business days after the order is placed. If such payment is not received within three business days after the order is placed, the order may be canceled and the institution could be held liable for resulting fees and/or losses.

Dreyfus Premier Funds--Class A Shares. The public offering price for Class A shares is the net asset value per share of that Class plus (except for shareholders beneficially owning Class A shares of a Fund on the date indicated below) a sales load as shown below:

| | Total Sales Load – Class A Shares* | | |
Amount of Transaction	As a % of offering price per share	As a % of net asset value per share	Dealers' reallowance as a % of offering price
Less than $50,000	5.75	6.10	5.00
$50,000 to less than $100,000	4.50	4.70	3.75
$100,000 to less than $250,000	3.50	3.60	2.75
$250,000 to less than $500,000	2.50	2.60	2.25
$500,000 to less than $1,000,000	2.00	2.00	1.75
$1,000,000 or more	-0-	-0-	-0-

_____
* Due to rounding, the actual sales load you pay may be more or less than that calculated using these percentages.

Class A shares purchased without an initial sales charge as part of an investment of $1,000,000 or more will be assessed at the time of redemption a 1% CDSC if redeemed within one year of purchase. A CDSC will not be assessed such Class A shares purchased by a shareholder of a Fund who beneficially owned Class A shares of such Fund on the date indicated below. The Distributor may pay Service Agents an up-front commission of up to 1% of the net asset value of Class A shares purchased by their clients as part of a $1,000,000 or more investment in Class A shares that are subject to a CDSC. See "Management Arrangements-- Distributor."

For shareholders of a Premier Fund listed below who beneficially owned Class A shares of such Fund on the date indicated next to the Fund, the public offering price for Class A shares of such Fund is the net asset value per share of that Class, and such shares will not be subject to the CDSC described above:

Name of Premier Fund	Date of Beneficial Ownership
Dreyfus Premier Technology Growth Fund	April 15, 1999
Dreyfus Premier Strategic Value Fund	May 31, 2001
Dreyfus Premier International Value Fund	November 14, 2002
Dreyfus Premier Midcap Value Fund	May 29, 2008

The scale of sales loads applies to purchases of Class A shares made by any "purchaser," which term includes an individual and/or spouse purchasing securities for his, her or their own account or for the account of any minor children, or a trustee or other fiduciary purchasing securities for a single trust estate or a single fiduciary account (including a pension, profit-sharing, or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Code) although more than one beneficiary is involved; or a group of accounts established by or on behalf of the employees of an employer or affiliated employers pursuant to an employee benefit plan or other program (including accounts established pursuant to Sections 403(b), 408(k) and 457 of the Code); or an organized group which has been in existence for more than six months, provided that it is not organized for the purpose of buying redeemable securities of a registered investment company and provided, that the purchases are made through a central administration or a single dealer, or by other means which result in economy of sales effort or expense.

Set forth below is an example of the method of computing the offering price of each Dreyfus Premier Fund's Class A shares. The example assumes a purchase of Class A shares of the Fund aggregating less than $50,000, subject to the schedule of sales charges set forth above at a price based upon the net asset value of the Fund's Class A shares as of August 31, 2007.

	Net Asset Value Per Share	Per Share Sales Charge– Class A-5.75% of offering price (6.10% of net asset value per share)	Per Share Offering Price to the Public
Dreyfus Premier Technology Growth Fund	$27.18	$1.66	$28.84
Dreyfus Premier Future Leaders Fund	$15.34	$.94	$16.28
Dreyfus Premier Strategic Value Fund	$33.56	$2.05	$35.61
Dreyfus Premier Structured Midcap Fund	$20.93	$1.28	$22.21
Dreyfus Premier International Value Fund	$20.21	$1.23	$21.44
Dreyfus Premier Select Midcap Growth Fund	$21.57	$1.32	$22.89
Dreyfus Premier Structured Large Cap Value Fund	$14.54	$0.89	$15.43
Dreyfus Premier Midcap Value Fund	$12.50	$0.76	$13.26

<u>Dreyfus Premier Funds--Class B Shares</u>. Class B shares of each Dreyfus Premier Fund (other than Dreyfus Premier Midcap Value Fund) are offered only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds. The public offering price for such Class B shares is the net asset value per share of that Class. No initial sales charge is imposed at the time of dividend reinvestment or exchange. A CDSC is imposed, however, on certain redemptions of Class B shares as described in the relevant Dreyfus Premier Fund's Prospectus and in this Statement of Additional Information under "How to Redeem Shares--Contingent Deferred Sales Charge--Class B Shares."

Approximately six years after the date of purchase, Class B shares automatically will convert to Class A shares, based on the relative net asset values for shares of each such Class. Class B shares of a Fund that have been acquired through the Fund's reinvestment of dividends and distributions will be converted on a pro rata basis together with other Class B shares, in the proportion that a shareholder's Class B shares converting to Class A shares bears to the total Class B shares held by the shareholder not acquired through the reinvestment of the Fund's dividends and distributions.

Class B shares of a Fund acquired by shareholders in exchange for Class B shares originally issued by the Acquired Fund before December 1, 2003 are subject to different CDSC and conversion to Class A schedules. See "How to Redeem Shares—Contingent Deferred Sales Charge—Class B Shares."

<u>Dreyfus Premier Funds--Class C Shares</u>. The public offering price for Class C shares is the net asset value per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on redemptions of Class C shares made within the first year of purchase. See "How to Redeem Shares--Contingent Deferred Sales Charge--Class C Shares."

<ins>Dreyfus Premier Funds--Class I Shares</ins>. The public offering price for Class I shares is the net asset value per share of that Class.

<ins>Dreyfus Premier Funds--Class T Shares</ins>. The public offering price for Class T shares is the net asset value per share of that Class plus a sales load as shown below:

| | Total Sales Load – Class T Shares* | | |
Amount of Transactions	As a % of offering price per share	As a % of net asset value per share	Dealers' reallowance as a % of offering price
Less than $50,000	4.50	4.70	4.00
$50,000 to less than $100,000	4.00	4.20	3.50
$100,000 to less than $250,000	3.00	3.10	2.50
$250,000 to less than $500,000	2.00	2.00	1.75
$500,000 to less than $1,000,000	1.50	1.50	1.25
$1,000,000 or more	-0-	-0-	-0-

_____
* Due to rounding, the actual sales load you pay may be more or less than that calculated using these percentages.

Class T shares purchased without an initial sales charge as part of an investment of at least $1,000,000 will be assessed at the time of redemption a 1% CDSC if redeemed within one year of purchase. The Distributor may pay Service Agents an amount up to 1% of the net asset value of Class T shares purchased by their clients that are subject to a CDSC. See "Management Arrangements—Distributor." Because the expenses associated with Class A shares will be lower than those associated with Class T shares, purchasers investing $1,000,000 or more in a Fund will find it beneficial to purchase Class A shares rather than Class T shares.

The scale of sales loads applies to purchases of Class T shares made by any "purchaser," as defined above under "Class A Shares."

Set forth below is an example of the method of computing the offering price of each Dreyfus Premier Fund's Class T shares. The example assumes a purchase of Class T shares of the Fund aggregating less than $50,000, subject to the schedule of sales charges set forth above at a price based upon the net asset value of the Fund's Class T shares as of August 31, 2007:

	Net Asset Value Per Share	Per Share Sales Charge– Class T-4.50% of offering price (4.70% of net asset value per share)	Per Share Offering Price to the Public
Dreyfus Premier Technology Growth Fund	$26.26	$1.23	$27.49
Dreyfus Premier Future Leaders Fund	$14.89	$0.70	$15.59
Dreyfus Premier Strategic Value Fund	$32.67	$1.54	$34.21
Dreyfus Premier Structured Midcap Fund	$20.66	$0.97	$21.63
Dreyfus Premier International Value Fund	$19.58	$0.92	$20.50

	Net Asset Value Per Share	Per Share Sales Charge– Class T-4.50% of offering price (4.70% of net asset value per share)	Per Share Offering Price to the Public
Dreyfus Premier Select Midcap Growth Fund	$21.32	$1.00	$22.32
Dreyfus Premier Structured Large Cap Value Fund	$14.51	$0.68	$15.19
Dreyfus Premier Midcap Value Fund	$12.50	$0.59	$13.09

<u>Dreyfus Premier Funds—Dealers' Reallowance—Class A and Class T Shares</u>. The dealer reallowance provided with respect to Class A and Class T shares may be changed from time to time but will remain the same for all dealers.

<u>Dreyfus Premier Funds—Class A or Class T Shares Offered at Net Asset Value</u>. Full-time employees of member firms of FINRA and full-time employees of other financial institutions which have entered into an agreement with the Distributor pertaining to the sale of Fund shares (or which otherwise have a brokerage related or clearing arrangement with a FINRA member firm or financial institution with respect to the sale of such shares) may purchase Class A shares for themselves directly or pursuant to an employee benefit plan or other program (if Fund shares are offered to such plans or programs), or for their spouses or minor children, at net asset value without a sales load, provided that they have furnished the Distributor with such information as it may request from time to time in order to verify eligibility for this privilege. This privilege also applies to full-time employees of financial institutions affiliated with FINRA member firms whose full-time employees are eligible to purchase Class A shares at net asset value. In addition, Class A shares are offered at net asset value to full-time or part-time employees of the Manager or any of its affiliates or subsidiaries, directors of the Manager, Board members of a fund advised by the Manager or its affiliates, including members of the Company's Board, or the spouse or minor child of any of the foregoing.

Class A shares may be purchased at net asset value without a sales load through certain broker-dealers, including the Distributor's, and other financial institutions which have entered into an agreement with the Distributor, which includes a requirement that such shares be sold for the benefit of clients participating in a "wrap account" or a similar program under which such clients pay a fee to such broker-dealer or other financial institution.

Class A shares also may be purchased at net asset value without a sales load, subject to appropriate documentation, by (i) qualified separate accounts maintained by an insurance company pursuant to the laws of any State or territory of the United States, (ii) a State, county or city or instrumentality thereof, (iii) a charitable organization (as defined in Section 501(c)(3) of the Code) investing $50,000 or more in Fund shares, and (iv) a charitable remainder trust (as defined in Section 501(c)(3) of the Code).

Class A shares may be purchased at net asset value without a sales load by qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the Fund, or a Founders-managed fund since on or before February 28, 2006.

Class A shares may be purchased a net asset value without a sales load with the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the Fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the Fund or Dreyfus-managed money market fund, the investor and the investor's spouse or minor children become eligible to purchase Class A shares of the Fund at net asset value, whether or not using the proceeds of the employment-related stock options.

Class A shares may be purchased at net asset value without a sales load by members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Class A and Class T shares are offered at net asset value without a sales load to employees participating in Retirement Plans. Class A and Class T shares also may be purchased (including by exchange) at net asset value without a sales load for Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from a Retirement Plan or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a Retirement Plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Rollover Account in the Fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the Fund at the net asset value in such account.

In addition, for shareholders of Dreyfus Premier Technology Growth Fund, Dreyfus Premier Strategic Value Fund, Dreyfus Premier International Value Fund and Dreyfus Premier Midcap Value Fund who beneficially owned Class A shares of such Fund on April 15, 1999, May 31, 2001, November 14, 2002 and June 29, 2004, respectively, the public offering price for Class A shares of such Fund is the net asset value per share of that Class.

Dreyfus Premier Funds--Right of Accumulation--Class A and Class T Shares. Reduced sales loads apply to any purchase of Class A and Class T shares by you and any related "purchaser" as defined above, where the aggregate investment including such purchase is $50,000 or more. If, for example, you previously purchased and still hold shares of a Dreyfus Premier Fund or shares of certain other funds advised by the Manager or Founders, or shares of certain Mellon Institutional Funds, that are subject to a front-end sales load or a CDSC or shares acquired by a previous exchange of such shares (hereinafter referred to as "Eligible Funds"), or combination thereof, with an aggregate current market value of $40,000 and subsequently purchase Class A or Class T shares of such Fund having a current value of $20,000, the sales load applicable to the subsequent purchase would be reduced to 4.50% of the offering price in the case of Class A shares or 4.00% of the offering price in the case of Class T shares. All present holdings of Eligible Funds may be combined to determine the current offering price of the aggregate investment in ascertaining the sales load applicable to each subsequent purchase.

To qualify at the time of purchase, you or your Service Agent must notify the Distributor if orders are made by wire, or the Transfer Agent if orders are made by mail. The reduced sales load is subject to confirmation of your holdings through a check of appropriate records.

Dreyfus TeleTransfer Privilege. (All Funds, except Class B shares of each Dreyfus Premier Fund) You may purchase Fund shares by telephone or online if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House ("ACH") member may be so designated.

Dreyfus TeleTransfer purchase orders may be made at any time. If purchase orders are received by 4:00 p.m., Eastern time, on any day the Transfer Agent and the New York Stock Exchange are open for regular business, Fund shares will be purchased at the public offering price determined on that day. If purchase orders are made after 4:00 p.m., Eastern time, on any day the Transfer Agent and the New York Stock Exchange are open for regular business, or made on Saturday, Sunday or any Fund holiday (e.g., when the New York Stock Exchange is not open for business), Fund shares will be purchased at the public offering price determined on the next bank business day following such purchase order. To qualify to use the Dreyfus TeleTransfer Privilege, the initial payment for purchase of shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be sent to an account at any other bank, the request must be in writing and signature-guaranteed. See "How to Redeem Shares--Dreyfus TeleTransfer Privilege."

Reopening an Account. (All Funds) You may reopen an account with a minimum investment of $100 without filing a new Account Application during the calendar year the account is closed or during the following calendar year, provided the information on the old Account Application is still applicable.

DISTRIBUTION PLAN AND SHAREHOLDER SERVICES PLAN

Class B, Class C and Class T shares, as applicable, of each Dreyfus Premier Fund are subject to a Distribution Plan, and Class A, Class B, Class C and Class T shares, as applicable, of each Dreyfus Premier Fund and the shares of each other Fund are subject to a Shareholder Services Plan.

Distribution Plan. (Dreyfus Premier Funds only) Rule 12b-1 (the "Rule") adopted by the SEC under the 1940 Act provides, among other things, that an investment company may bear expenses of distributing its shares only pursuant to a plan adopted in accordance with the Rule. The Company's Board has adopted such a plan (the "Distribution Plan") with respect to Class B, Class C and Class T shares, as applicable, of each Dreyfus Premier Fund pursuant to which the Fund pays the Distributor for distributing its Class B, Class C and Class T shares at an annual rate of 0.75% of the value of the average daily net assets of Class B and Class C shares and 0.25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more Service Agents in respect of advertising, marketing and other distribution services, and determines the amounts, if any, to be paid to Service Agents and the basis on which such payments are made. The Company's Board believes that there is a reasonable likelihood that the Distribution Plan will benefit each Dreyfus Premier Fund and the holders of its Class B, Class C and Class T shares.

A quarterly report of the amounts expended under the Distribution Plan, and the purposes for which such expenditures were incurred, must be made to the Board for its review. In addition, the Distribution Plan provides that it may not be amended to increase materially the costs which holders of Class B, Class C or Class T shares may bear pursuant to the Distribution Plan without the approval of the holders of such shares and that other material amendments of the Distribution Plan must be approved by the Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Company and have no direct or indirect financial interest in the operation of the Distribution Plan or in any agreements entered into in connection with the Distribution Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. As to each Dreyfus Premier Fund, the Distribution Plan is subject to annual approval by such vote of the Board cast in person at a meeting called for the purpose of voting on the Distribution Plan. As to the relevant Class of shares of the Fund, the Distribution Plan may be terminated at any time by vote of a majority of the Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Distribution Plan or in any agreements entered into in connection with the Distribution Plan or by vote of the holders of a majority of such Class of shares.

For the fiscal year ended August 31, 2007, the amount paid by each indicated Fund to the Distributor pursuant to the Distribution Plan was as follows:

Name of Fund/Class	Amount Paid To the Distributor
Dreyfus Premier Technology Growth Fund	
Class B	$214,587
Class C	$341,323
Class T	$ 7,829
Dreyfus Premier Future Leaders Fund	
Class B	$243,650
Class C	$284,945
Class T	$ 5,976
Dreyfus Premier Strategic Value Fund	
Class B	$123,871
Class C	$196,329
Class T	$ 16,255
Dreyfus Premier Structured Midcap Fund	
Class B	$ 45,599
Class C	$201,150
Class T	$ 25,678
Dreyfus Premier International Value Fund	
Class B	$168,528
Class C	$531,668
Class T	$ 6,516
Dreyfus Premier Select Midcap Growth Fund	
Class B	$ 5,203
Class C	$ 8,771
Class T	$ 144

Name of Fund/Class	Amount Paid To the Distributor
Dreyfus Premier Structured Large Cap Value Fund	
Class B	$ 3,664
Class C	$ 4,183

Shareholder Services Plan. (All Funds) The Company has adopted a Shareholder Services Plan as to Class A, Class B, Class C and Class T shares, as applicable, of each Dreyfus Premier Fund, and as to the shares of each other Fund. Under the Plan, the Company pays the Distributor for the provision of certain services to the holders of such shares a fee at the annual rate of 0.25% of the value of the average daily net assets of the shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of such shareholder accounts. Under the Shareholder Services Plan, the Distributor may make payments to certain Service Agents in respect of these services.

A quarterly report of the amounts expended under the Shareholder Services Plan and the purposes for which such expenditures were incurred, must be made to the Board for its review. In addition, the Shareholder Services Plan provides that material amendments must be approved by the Company's Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Company and have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. As to each Fund, the Shareholder Services Plan is subject to annual approval by such vote of the Board members cast in person at a meeting called for the purpose of voting on the Shareholder Services Plan. The Shareholder Services Plan is terminable with respect to each Fund and relevant class of shares at any time by vote of a majority of the Board members who are not "interested persons" and who have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan.

For the fiscal year ended August 31, 2007, the amount paid by each indicated Fund to the Distributor pursuant to the Shareholder Services Plan was as follows:

Name of Fund/Class	Amount Paid To the Distributor
Dreyfus Emerging Leaders Fund	$ 1,384,666
Dreyfus Premier Midcap Value Fund	
Class A	$ 2,998,054
Dreyfus Small Company Value Fund	$ 335,510
Dreyfus Premier Technology Growth Fund	
Class A	$ 963,876
Class B	$ 71,529
Class C	$ 113,774
Class T	$ 7,829
Dreyfus Premier Future Leaders Fund	
Class A	$ 202,263

Name of Fund/Class	Amount Paid To the Distributor
Class B	$ 81,216
Class C	$ 94,982
Class T	$ 5,976
Dreyfus Premier Structured Large Cap Value Fund	
Class A	$ 1,364
Class B	$ 1,221
Class C	$ 1,394
Class T	$ 1,069
Dreyfus Premier Strategic Value Fund	
Class A	$ 869,626
Class B	$ 41,290
Class C	$ 65,443
Class T	$ 16,255
Dreyfus Premier Structured Midcap Fund	
Class A	$ 178,900
Class B	$ 15,200
Class C	$ 67,050
Class T	$ 25,678
Dreyfus Premier International Value Fund	
Class A	$1,615,660
Class B	$ 56,176
Class C	$ 177,222
Class T	$ 6,516
Dreyfus Premier Select Midcap Growth Fund	
Class A	$ 5,156
Class B	$ 1,734
Class C	$ 2,924
Class T	$ 144

HOW TO REDEEM SHARES

General. (All Funds) Each Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission. However, if you have purchased Fund shares by check, by Dreyfus TeleTransfer Privilege or through Dreyfus-Automatic Asset Builder®, and subsequently submit a written redemption request to the Transfer Agent, the Fund may delay sending the redemption proceeds for up to eight business days after the purchase of such shares. In addition, the Fund will reject requests to redeem shares by wire or telephone, online or pursuant to the Dreyfus TeleTransfer Privilege, for a period of up to eight business days after receipt by the Transfer Agent of the purchase check, the Dreyfus TeleTransfer purchase or the Dreyfus-Automatic Asset Builder order against which such redemption is requested. These procedures will not apply if your shares were purchased by wire payment, or if you otherwise have a sufficient collected balance in your account to cover the redemption request. Fund shares may not be redeemed until the Transfer Agent has received your Account Application.

If you hold shares of more than one Class of a Dreyfus Premier Fund, any request for redemption must specify the Class of shares being redeemed. If you fail to specify the Class of shares to be redeemed or if you own fewer shares of the Class than specified to be redeemed, the redemption request may be delayed until the Transfer Agent receives further instructions from you or your Service Agent.

Redemption Fee. (Dreyfus Premier International Value Fund only) Dreyfus Premier International Value Fund may deduct a redemption fee as described in the prospectus. The redemption fee will be charged and retained by the Fund on shares sold before the end of the 60-day holding period. The Fund will use the "first-in, first-out" method to determine the holding period for the shares sold. Under this method, shares held the longest will be redeemed or exchanged first. The holding period commences on the day after your purchase order is effective. For example, the holding period for shares purchased on April 10 (trade date) begins on April 11, and the 59th day of the holding period would be June 8. Thus, if you redeemed these shares on June 8, you would be assessed the fee, but you would not be assessed the fee if you redeemed on or after June 9.

The redemption fee generally is collected from the redemption proceeds, but may be imposed by billing you if the fee is not imposed as part of the redemption transaction.

The Fund may postpone the effective date of the assessment of the redemption fee on the underlying shareholder accounts within an omnibus account if an intermediary is unable to collect the Fund's redemption fee.

The Fund may impose the redemption fee at the plan level for employee benefit plans that hold shares on behalf of a limited number of employees. Plan sponsors of such benefit plans that opt to impose redemption fees at the employee account level, rather than at the plan level, must enter into agreements with Dreyfus that obligate the sponsor to collect and remit redemption fees at the employee level and to provide to the Fund, at its request, shareholder identity and transaction information.

The Prospectus contains information on transactions for which the redemption fee is waived. The Fund reserves the right to exempt additional transactions from the redemption fee.

Contingent Deferred Sales Charge--Class B Shares. (Dreyfus Premier Funds, other than Dreyfus Premier Midcap Value Fund) A CDSC payable to the Distributor is imposed on any redemption of Class B shares which reduces the current net asset value of your Class B shares to an amount which is lower than the dollar amount of all payments by you for the purchase of Class B shares of the Fund held by you at the time of redemption. No CDSC will be imposed to the extent that the net asset value of the Class B shares of the Fund redeemed does not exceed (i) the current net asset value of Class B shares of the Fund acquired through reinvestment of Fund dividends or capital gain distributions, plus (ii) increases in the net asset value of your Class B shares above the dollar amount of all your payments for the purchase of Class B shares of the Fund held by you at the time of redemption.

If the aggregate value of Class B shares redeemed has declined below their original cost as a result of the Fund's performance, a CDSC may be applied to the then-current net asset value rather than the purchase price.

In circumstances where the CDSC is imposed, the amount of the charge will depend on the number of years from the time you purchased the Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchase of Class B shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month.

The following table sets forth the rates of the CDSC and the conversion to Class A schedule for Class B shares of a Fund, except for certain Class B shares issued in exchange for shares originally issued by the Acquired Fund described below:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
First	4.00
Second	4.00
Third	3.00
Fourth	3.00
Fifth	2.00
Sixth	1.00*

_____

* These Class B shares will automatically convert into Class A shares approximately six years after the date of purchase.

The following table sets forth the rates of the CDSC payable to the Acquired Fund's former distributor and the conversion to Class A schedule for Class B shares of a Fund issued in exchange for Class B shares originally issued by the Acquired Fund before December 1, 2003:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
First	5.00
Second	4.00
Third	3.00
Fourth	3.00
Fifth	2.00
Sixth	1.00
Seventh	0.00
Eighth	0.00*

_____

* These Class B shares will automatically convert into Class A shares at the end of the calendar quarter that is eight years after the initial purchase of the Class B shares of the Acquired Fund (applies to such Class B shares originally issued by the Acquired Fund before December 1, 2003).

In determining whether a CDSC is applicable to a redemption, the calculation will be made in a manner that results in the lowest possible rate. It will be assumed that the redemption is made first of amounts representing Class B shares of the Fund acquired pursuant to the reinvestment of Fund dividends and distributions; then, of amounts representing the increase in net asset value of Class B shares above the total amounts of payments for the purchase of Class B shares made during the preceding six years (or eight years for certain shares issued in exchange for shares originally issued by the Acquired Fund); and finally, of amounts representing the cost of shares held for the longest period.

For example, assume an investor purchased 100 shares of the Fund at $10 per share for a cost of $1,000. Subsequently, the shareholder acquired five additional Fund shares through the reinvestment of Fund dividends. During the second year after the purchase the investor decided to redeem $500 of the investment. Assuming at the time of the redemption the net asset value had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the value of the reinvested dividend shares and the amount which represented appreciation ($260). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4% (the applicable rate in the second year after purchase) for a total CDSC of $9.60.

Contingent Deferred Sales Charge--Class C Shares. (Dreyfus Premier Funds only) A CDSC of 1% payable to the Distributor is imposed on any redemption of Class C shares within one year of the date of purchase. The basis for calculating the payment of any such CDSC will be the method used in calculating the CDSC for Class B shares. See "Contingent Deferred Sales Charge--Class B Shares" above.

Waiver of CDSC. (Dreyfus Premier Funds only) The CDSC may be waived in connection with (a) redemptions made within one year after the death or disability, as defined in Section 72(m)(7) of the Code, of the shareholder, (b) redemptions by employees participating in Retirement Plans, (c) redemptions as a result of a combination of any investment company with the Fund by merger, acquisition of assets or otherwise, (d) a distribution following retirement under a tax-deferred retirement plan or upon attaining age 70-1/2 in the case of an IRA or Keogh plan or custodial account pursuant to Section 403(b) of the Code, and (e) redemptions pursuant to the Automatic Withdrawal Plan, as described below. If the Company's Board determines to discontinue the waiver of the CDSC, the disclosure herein will be revised appropriately. Any Fund shares subject to a CDSC which were purchased prior to the termination of such waiver will have the CDSC waived as provided in the relevant Fund's Prospectus or this Statement of Additional Information at the time of the purchase of such shares.

To qualify for a waiver of the CDSC, at the time of redemption you must notify the Transfer Agent or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your entitlement.

Redemption Through a Selected Dealer. (Dreyfus Premier Funds only) If you are a customer of a Selected Dealer, you may make redemption requests to your Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent prior to the close of trading on the floor of the New York Stock Exchange (usually 4:00 p.m., Eastern time) on a day the New York Stock Exchange is open for regular business, the redemption request will be effective on that day. If a redemption request is received by the Transfer Agent after the close of trading on the floor of the New York Stock Exchange, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer. See "How to Buy Shares" for a discussion of additional conditions or fees that may be imposed upon redemption.

In addition, the Distributor or its designee will accept orders from Selected Dealers with which the Distributor has sales agreements for the repurchase of shares held by shareholders. Repurchase orders received by dealers by the close of trading on the floor of the New York Stock Exchange on any business day and transmitted to the Distributor or its designee prior to the close of its business day (usually 5:15 p.m., Eastern time), are effected at the price determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, the shares will be redeemed at the next determined net asset value. It is the responsibility of the Selected Dealer to transmit orders on a timely basis. The Selected Dealer may charge the shareholder a fee for executing the order. This repurchase arrangement is discretionary and may be withdrawn at any time.

Reinvestment Privilege. (Dreyfus Premier Funds only) Upon written request, you may reinvest up to the number of Class A or Class T shares you have redeemed, within 45 days of redemption, at the then-prevailing net asset value without a sales load, or reinstate your account for the purpose of exercising Fund Exchanges. Upon reinstatement, if such shares were subject to a CDSC, your account will be credited with an amount equal to the CDSC previously paid upon redemption of the shares reinvested. The Reinvestment Privilege may be exercised only once.

Wire Redemption Privilege. (All Funds) By using this Privilege, you authorize the Transfer Agent to act on telephone, letter or online redemption instructions from any person representing himself or herself to be you (or a representative of your Service Agent for a Dreyfus Premier Fund) and reasonably believed by the Transfer Agent to be genuine. Ordinarily, the Company will initiate payment for shares redeemed pursuant to this Privilege on the next business day after receipt by the Transfer Agent of the redemption request in proper form. Redemption proceeds ($1,000 minimum) will be transferred by Federal Reserve wire only to the commercial bank account specified by you on the Account Application or Shareholder Services Form, or to a correspondent bank if your bank is not a member of the Federal Reserve System. Fees ordinarily are imposed by such bank and borne by the investor. Immediate notification by the correspondent bank to your bank is necessary to avoid a delay in crediting the funds to your bank account.

To change the commercial bank or account designated to receive wire redemption proceeds, a written request must be sent to the Transfer Agent. This request must be signed by each shareholder, with each signature guaranteed as described below under "Stock Certificates; Signatures."

Dreyfus TeleTransfer Privilege. (All Funds) You may request by telephone or online that redemption proceeds be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an ACH member may be designated. You should be aware that if you have selected the Dreyfus TeleTransfer Privilege, any request for a Dreyfus TeleTransfer transaction will be effected through the ACH system unless more prompt transmittal specifically is requested. Redemption proceeds will be on deposit in your account at an ACH member bank ordinarily two business days after receipt of the redemption request. Shares held in an IRA or Education Savings Account may not be redeemed through the Dreyfus TeleTransfer Privilege. See "How to Buy Shares--Dreyfus TeleTransfer Privilege."

Stock Certificates; Signatures. (All Funds) Any certificates representing Fund shares to be redeemed must be submitted with the redemption request. A fee may be imposed to replace lost or stolen certificates, or certificates that were never received. Written redemption requests must be signed by each shareholder, including each holder of a joint account, and each signature must be guaranteed. Signatures on endorsed certificates submitted for redemption also must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor and "Signature-Guaranteed" must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification. For more information with respect to signature-guarantees, please call one of the telephone numbers listed on the cover.

Redemption Commitment. (All Funds) The Company has committed itself to pay in cash all redemption requests by any shareholder of record of a Fund, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of such Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the SEC. In the case of requests for redemption in excess of such amount, the Board reserves the right to make payments in whole or in part in securities or other assets in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. In such event, the securities would be valued in the same manner as the Fund's portfolio is valued. If the recipient sold such securities, brokerage charges would be incurred.

Suspension of Redemptions. (All Funds) The right of redemption may be suspended or the date of payment postponed (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets the relevant Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the SEC so that disposal of the Fund's investments or determination of its net asset value is not reasonably practicable, or (c) for such other periods as the SEC by order may permit to protect the Fund's shareholders.

SHAREHOLDER SERVICES

Fund Exchanges. (All Funds) You may purchase, in exchange for shares of a Fund (other than a Dreyfus Premier Fund), shares of certain other funds managed or administered by the Manager, shares of certain funds advised by Founders, or shares of certain Mellon Institutional Funds, to the extent such shares are offered for sale in your state of residence. You may purchase, in exchange for shares of a Dreyfus Premier Fund, shares of the same Class of another fund in the Dreyfus Premier Family of Funds, shares of the same Class of certain funds advised by Founders, shares of the same Class of certain Mellon Institutional Funds, or shares of certain other funds in the Dreyfus Family of Funds, and, with respect to Class T shares of the Fund, Class A shares of certain Dreyfus Premier fixed-income funds, to the extent such shares are offered for sale in your state of residence. Shares of other funds purchased by exchange will be purchased on the basis of relative net asset value per share as follows:

A.   Exchanges for shares of funds offered without a sales load will be made without a sales load.

B.   Shares of funds purchased without a sales load may be exchanged for shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C.   Shares of funds purchased with a sales load may be exchanged without a sales load for shares of other funds sold without a sales load.

D.   Shares of funds purchased with a sales load, shares of funds acquired by a previous exchange from shares purchased with a sales load and additional shares acquired through reinvestment of dividends or distributions of any such funds (collectively referred to herein as "Purchased Shares") may be exchanged for shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchased Shares (at the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference may be deducted.

E.   Shares of funds subject to a CDSC exchanged for shares of another fund will be subject to the higher applicable CDSC of the two funds and, for purposes of calculating CDSC rates and conversion periods, if any, will be deemed to have been held since the date the shares being exchanged were initially purchased.

To accomplish an exchange under item D above, you or, with respect to a Dreyfus Premier Fund, your Service Agent acting on your behalf, must notify the Transfer Agent of your prior ownership of Fund shares and your account number.

As of the Effective Date, you also may exchange your Dreyfus Premier Fund Class B shares for Class B shares of General Money Market Fund, Inc. (the "General Fund"), a money market fund advised by the Manager. The shares so purchased will be held in a special account created solely for this purpose ("Exchange Account"). Exchanges of shares from an Exchange Account only can be made into Class B shares of funds in the Dreyfus Premier Family of Funds or certain funds advised by Founders. No CDSC is charged when an investor exchanges into an Exchange Account; however, the applicable CDSC will be imposed when shares are redeemed from an Exchange Account or other applicable fund account. Upon redemption, the applicable CDSC will be calculated, taking into account the time such shares were held in the General Fund's Exchange Account. In addition, the time Class B shares are held in the General Fund's Exchange Account will be taken into account for purposes of calculating when such shares convert to Class A shares. If your Class B shares are held in the General Fund's Exchange Account at the time such shares are scheduled to convert to Class A shares, you will receive Class A shares of the General Fund. Prior to the Effective Date, shareholders were permitted to exchange their Class B shares for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. ("Worldwide Dollar Fund"), and such shares were held in an Exchange Account. Shareholders who held shares of Worldwide Dollar Fund in an Exchange Account on the Effective Date may continue to hold those shares and upon redemption from the Exchange Account or other applicable fund account, the applicable CDSC and conversion to Class A schedule will be calculated, except for Fund shares issued in exchange for shares originally issued by the Acquired Fund, without regard to the time such shares were held in Worldwide Dollar Fund's Exchange Account; for Fund shares issued in exchange for shares originally issued by the Acquired Fund, the applicable CDSC and conversion to Class A schedule will be calculated taking into account the time such shares were held in the Worldwide Dollar Fund's Exchange Account. Exchanges of shares from an Exchange Account in Worldwide Dollar Fund only can be made into Class B shares of funds in the Dreyfus Premier Family of Funds, certain funds advised by Founders and the General Fund. See "How to Redeem Shares." Redemption proceeds for Exchange Account shares are paid by Federal wire or check only. Exchange Account shares also are eligible for the Dreyfus Auto-Exchange Privilege and the Automatic Withdrawal Plan, as described below.

To request an exchange, you or, with respect to a Dreyfus Premier Fund, your Service Agent acting on your behalf, must give exchange instructions to the Transfer Agent in writing, by telephone or online. The ability to issue exchange instructions by telephone or online is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this privilege. By using this privilege, you authorize the Transfer Agent to act on telephonic and online instructions (including over the Dreyfus Express® voice response telephone system) from any person representing himself or herself to be you or a representative of your Service Agent and reasonably believed by the Transfer Agent to be genuine. Exchanges may be subject to limitations as to the amount involved or the number of exchanges permitted. Shares issued in certificate form are not eligible for telephone or online exchange. No fees currently are charged shareholders directly in connection with exchanges, although the Company reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the Securities and Exchange Commission.

Exchanges of Class I shares of a Dreyfus Premier Fund held by a Retirement Plan may be made only between the investor's Retirement Plan account in one fund and such investor's Retirement Plan account in another fund.

To establish a personal retirement plan by exchange, shares of the fund being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made.

During times of drastic economic or market conditions, the Company may suspend Fund Exchanges temporarily without notice and treat exchange requests based on their separate components--redemption orders with a simultaneous request to purchase the other fund's shares. In such a case, the redemption request would be processed at the Fund's next determined net asset value but the purchase order would be effective only at the net asset value next determined after the fund being purchased receives the proceeds of the redemption, which may result in the purchase being delayed.

Dreyfus Auto-Exchange Privilege. (All Funds) Dreyfus Auto-Exchange Privilege permits you to purchase (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of a Fund, shares of the same Class of a fund in the Dreyfus Premier Family of Funds, shares of the same Class of certain funds advised by Founders, shares of the same Class of certain Mellon Institutional Funds, or shares of certain other funds in the Dreyfus Family of Funds, and, with respect to Class T shares of the Fund, Class A shares of certain fixed-income funds in the Dreyfus Premier Family of Funds, of which you are a shareholder (including, for Class B shares, Class B shares of the General Fund held in an Exchange Account). This Privilege is available only for existing accounts. With respect to Class I shares held by a Retirement Plan, exchanges may be made only between the investor's Retirement Plan account in one fund and such investor's Retirement Plan account in another fund. Shares will be exchanged on the basis of relative net asset value as described above under "Fund Exchanges." Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by you. You will be notified if your account falls below the amount designated to be exchanged under this Privilege. In this case, your account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Auto-Exchange transaction. Shares held under IRA and other retirement plans are eligible for this Privilege. Exchanges of IRA shares may be made between IRA accounts and from regular accounts to IRA accounts, but not from IRA accounts to regular accounts. With respect to all other retirement accounts, exchanges may be made only among those accounts.

Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-645-6561, or visiting www.dreyfus.com. The Company reserves the right to reject any exchange request in whole or in part. Shares may be exchanged only between accounts having certain identical identifying designations. The Fund Exchanges service or Dreyfus Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

Dreyfus-Automatic Asset Builder®. (All Funds) Dreyfus-Automatic Asset Builder® permits you to purchase Fund shares or Class A, C, I or T shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you.

Dreyfus Government Direct Deposit Privilege. (All Funds) Dreyfus Government Direct Deposit Privilege enables you to purchase Fund shares or Class A, C, I or T shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans' military or other payments from the U.S. Government automatically deposited into your fund account. You may deposit as much of such payments as you elect.

Dreyfus Payroll Savings Plan. (All Funds, except Dreyfus Premier Select Growth Fund and Dreyfus Premier Select Midcap Growth Fund) Dreyfus Payroll Savings Plan permits you to purchase Fund shares or Class A, C, I or T shares (minimum of $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus account electronically through the ACH system at each pay period. To establish a Dreyfus Payroll Savings Plan account, you must file an authorization form with your employer's payroll department. It is the sole responsibility of your employer to arrange for transactions under the Dreyfus Payroll Savings Plan.

Dreyfus Step Program. (All Funds, except the Dreyfus Premier Funds) Dreyfus Step Program enables you to purchase Fund shares without regard to the Fund's minimum initial investment requirements through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan. To establish a Dreyfus Step Program account, you must supply the necessary information on the Account Application and file the required authorization form(s) with the Transfer Agent. For more information concerning this Program, or to request the necessary authorization form(s), please call toll free 1-800-782-6620. You may terminate your participation in this Program at any time by discontinuing participation in Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan, as the case may be, as provided under the terms of such Privilege(s). The Fund may modify or terminate this Program at any time. If you wish to purchase Fund shares through the Dreyfus Step Program in conjunction with a Dreyfus-sponsored retirement plan, you may do so only for IRAs, SEP-IRAs and rollover IRAs.

Dreyfus Dividend Options. (All Funds) Dreyfus Dividend Sweep allows you to invest automatically your dividends or dividends and capital gain distributions, if any, from a Fund (other than a Dreyfus Premier Fund) in shares of another fund in the Dreyfus Family of Funds or shares of a fund advised by Founders or, with respect to dividends or dividends and distributions from a Class A, C, I or T shares of a Dreyfus Premier Fund, in shares of the same Class A, C, I or T shares of another fund in the Dreyfus Premier Family of Funds, shares of the same Class of certain funds advised by Founders, shares of the same Class of certain Mellon Institutional Funds, or shares of certain other funds in the Dreyfus Family of Funds, and with respect to Class T shares of the Fund, Class A shares of certain Dreyfus Premier fixed-income funds, of which you are a shareholder. Shares of other funds and of the same Class of other funds purchased pursuant to this privilege will be purchased on the basis of relative net asset value per share as follows:

A.   Dividends and distributions paid by a fund may be invested without a sales load in shares of other funds offered without a sales load.

B.   Dividends and distributions paid by a fund that does not charge a sales load may be invested in shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C. Dividends and distributions paid by a fund that charges a sales load may be invested in shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by a fund from which dividends or distributions are being swept (without giving effect to any reduced loads), the difference may be deducted.

D. Dividends and distributions paid by a fund may be invested in shares of other funds that impose a CDSC and the applicable CDSC, if any, will be imposed upon redemption of such shares.

Dreyfus Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from a Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an ACH member may be so designated. Banks may charge a fee for this service.

Automatic Withdrawal Plan. (All Funds) The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. Withdrawal payments are the proceeds from sales of Fund shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and distributions, your shares will be reduced and eventually may be depleted. The Automatic Withdrawal Plan may be terminated at any time by you, the Company or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

As to each Dreyfus Premier Fund, no CDSC with respect to Class B shares (including Class B shares held in an Exchange Account) or Class C shares will be imposed on withdrawals made under the Automatic Withdrawal Plan, provided that any amount withdrawn under the plan does not exceed on an annual basis 12% of the greater of (1) the account value at the time of the first withdrawal under the Automatic Withdrawal Plan, or (2) the account value at the time of the subsequent withdrawal. Withdrawals with respect to Class B shares or Class C shares under the Automatic Withdrawal Plan that exceed such amounts will be subject to a CDSC. Withdrawals of Class A and Class T shares subject to a CDSC and Class C shares under the Automatic Withdrawal Plan will be subject to any applicable CDSC. Purchases of additional Class A and Class T shares where the sales load is imposed concurrently with withdrawals of Class A and Class T shares generally are undesirable.

Certain Retirement Plans, including Dreyfus-sponsored retirement plans, may permit certain participants to establish an automatic withdrawal plan from such Retirement Plans. Participants should consult their Retirement Plan sponsor and tax adviser for details. Such a withdrawal plan is different than the Automatic Withdrawal Plan.

Letter of Intent--Class A and Class T Shares. (Dreyfus Premier Funds only) By signing a Letter of Intent form, you become eligible for the reduced sales load on purchases of Class A and Class T shares based on the total number of shares of Eligible Funds (as defined under "Right of Accumulation" above) purchased by you and any related "purchaser" (as defined above) in a 13-month period pursuant to the terms and conditions set forth in the Letter of Intent. Shares of any Eligible Fund purchased within 90 days prior to the submission of the Letter of Intent may be used to equal or exceed the amount specified in the Letter of Intent. A minimum initial purchase of $5,000 is required. You can obtain a Letter of Intent form by calling 1-800-554-4611.

Each purchase you make during the 13-month period (which begins on the date you submit the Letter of Intent) will be at the public offering price applicable to a single transaction of the aggregate dollar amount you select in the Letter of Intent. The Transfer Agent will hold in escrow 5% of the amount indicated in the Letter of Intent, which may be used for payment of a higher sales load if you do not purchase the full amount indicated in the Letter of Intent. When you fulfill the terms of the Letter of Intent by purchasing the specified amount the escrowed amount will be released and additional shares representing such amount credited to your account. If your purchases meet the total minimum investment amount specified in the Letter of Intent within the 13-month period, an adjustment will be made at the conclusion of the 13-month period to reflect any reduced sales load applicable to shares purchased during the 90-day period prior to submission of the Letter of Intent. If your purchases qualify for a further sales load reduction, the sales load will be adjusted to reflect your total purchase at the end of 13 months. If total purchases are less than the amount specified, the offering price of the shares you purchased (including shares representing the escrowed amount) during the 13-month period will be adjusted to reflect the sales load applicable to aggregate purchases you actually made (which will reduce the number of shares in your account), unless you have redeemed the shares in your account, in which case the Transfer Agent, as attorney-in-fact pursuant to the terms of the Letter of Intent, will redeem an appropriate number of Class A or Class T shares of the Fund held in escrow to realize the difference between the sales load actually paid and the sales load applicable to the aggregate purchases actually made and any remaining shares will be credited to your account. Signing a Letter of Intent does not bind you to purchase, or the Fund to sell, the full amount indicated at the sales load in effect at the time of signing, but you must complete the intended purchase to obtain the reduced sales load. At the time you purchase Class A or Class T shares, you must indicate your intention to do so under a Letter of Intent. Purchases pursuant to a Letter of Intent will be made at the then-current net asset value plus the applicable sales load in effect at the time such Letter of Intent was submitted.

Corporate Pension/Profit-Sharing and Retirement Plans. (All Funds) The Company makes available to corporations a variety of prototype pension and profit-sharing plans, including a 401(k) Salary Reduction Plan. In addition, the Company makes available Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs, and rollover IRAs), Education Savings Accounts, 401(k) Salary Reduction Plans and 403(b)(7) Plans. Plan support services also are available.

If you wish to purchase Fund shares in conjunction with a Keogh Plan, a 403(b)(7) Plan or an IRA, including a SEP-IRA, you may request from the Distributor forms for adoption of such plans.

The entity acting as custodian for Keogh Plans, 403(b)(7) Plans or IRAs may charge a fee, payment of which could require the liquidation of shares. All fees charged are described in the appropriate form.

Shares may be purchased in connection with these plans only by direct remittance to the entity acting as custodian. Purchases for these plans may not be made in advance of receipt of funds.

You should read the prototype retirement plan and the appropriate form of custodial agreement for further details on eligibility, service fees and tax implications, and should consult a tax adviser.

DETERMINATION OF NET ASSET VALUE

Valuation of Portfolio Securities. Each Fund's investments are valued on the basis of market quotations or official closing prices. Each Fund's portfolio securities, including covered call options written by the Fund, are valued at the last sale price on the securities exchange or national securities market on which such securities primarily are traded. Securities listed on the Nasdaq National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price on that day, at the last sale price. Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued at the average of the most recent bid and asked prices, except that open short positions are valued at the asked price. Bid price is used when no asked price is available. Any assets or liabilities initially expressed in terms of foreign currency will be translated into U.S. dollars at the midpoint of the New York interbank market spot exchange rate as quoted on the day of such translation or, if no such rate is quoted on such date, such other quoted market exchange rate as may be determined to be appropriate by the Manager (or the Sub-Adviser with respect to Dreyfus Premier Structured Midcap Fund and Dreyfus Premier Structured Large Cap Value Fund, as the case may be). Forward currency contracts will be valued at the current cost of offsetting the contract. If a Fund has to obtain prices as of the close of trading on various exchanges throughout the world, the calculation of net asset value may not take place contemporaneously with the determination of prices of certain of the Fund's securities. Short-term investments may be carried at amortized cost, which approximates value. Expenses and fees, including the management fee and fees pursuant to the Distribution Plan, and the Shareholder Services Plan, if applicable, are accrued daily and taken into account for the purpose of determining the net asset value of the relevant Fund's shares. Because of the differences in operating expenses incurred by each Class of shares of the Funds, the per share net asset value of each Class of shares of the Funds will differ.

Restricted securities, as well as securities or other assets for which recent market quotations or official closing prices are not readily available or are determined by the Company not to reflect accurately fair value such as when the value of a security has been materially effected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market but before the company calculates its NAV) and that is determined by the Company to have changed the value of the security, are valued at fair value as determined in good faith based on procedures approved by the Company's Board. Fair value of investments may be determined by the Company's Board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased or sold, and public trading in similar securities of the issuer or comparable issuers. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indices of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. The valuation of a security based on fair value procedures may differ from the security's most recent closing price, and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by the Fund may trade on days that the Fund is not open for business, thus affecting the value of the Fund's assets on days when Fund investors have no access to the Fund. Restricted securities which are, or are convertible into, securities of the same class of other securities for which a public market exists usually will be valued at such market value less the same percentage discount at which the restricted securities were purchased. This discount will be revised periodically by the Board if the Board members believe that it no longer reflects the value of the restricted securities. Restricted securities not of the same class as securities for which a public market exists usually will be valued initially at cost. Any subsequent adjustment from cost will be based upon considerations deemed relevant by the Board.

New York Stock Exchange Closings. The holidays (as observed) on which the New York Stock Exchange is closed currently are: New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

DIVIDENDS, DISTRIBUTIONS AND TAXES

Management of the Company believes that each Fund has qualified for treatment as a "regulated investment company" under the Code for its most recent fiscal year. Each Fund intends to continue to so qualify if such qualification is in the best interests of its shareholders. As a regulated investment company, the Fund will pay no federal income tax on net investment income and net realized securities gains to the extent such income and gains are distributed to shareholders. To qualify as a regulated investment company, the Fund must distribute at least 90% of its net income (consisting of net investment income and net short-term capital gain) to its shareholders and meet certain asset diversification and other requirements. If a Fund does not qualify as a regulated investment company, it will be treated for tax purposes as an ordinary corporation subject to federal income tax. The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

If you elect to receive dividends and distributions in cash, and your dividend or distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such dividends or distributions and all future dividends and distributions payable to you in additional Fund shares at net asset value. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Any dividend or distribution paid shortly after your purchase may have the effect of reducing the aggregate net asset value of your shares below the cost of your investment. Such a dividend or distribution would be a return of capital in an economic sense, although taxable as stated in the relevant Fund's Prospectus. In addition, if a shareholder holds shares of a Fund for six months or less and has received a capital gain distribution with respect to such shares, any loss incurred on the sale of such shares will be treated as long-term capital loss to the extent of the capital gain distribution received.

A Fund may qualify for and may make an election under which shareholders may be eligible to claim a credit or deduction on their Federal income tax returns for, and will be required to treat as part of the amounts distributed to them, their pro rata portion of qualified taxes paid or incurred by the Fund to foreign countries. A Fund may make such election provided that more than 50% of the value of the Fund's total assets at the close of the taxable year consists of securities in foreign corporations, and the Fund satisfies the applicable distribution requirements. The foreign tax credit available to shareholders is subject to certain limitations.

In general, dividends (other than capital gain dividends) paid by a Fund to U.S. corporate shareholders may be eligible for the dividends received deduction to the extent that the Fund's income consists of dividends paid by U.S. corporations on shares that have been held by the Fund for at least 46 days during the 90-day period commencing 45 days before the shares become ex-dividend. In order to claim the dividends received deduction, the investor in the Fund must have held its shares in the Fund for at least 46 days during the 90-day period commencing 45 days before the Fund shares become ex-dividend. Additional restrictions on an investor's ability to claim the dividends received deduction may apply.

Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gains and losses. However, a portion of the gain or loss realized from the disposition of foreign currencies (including foreign currency denominated bank deposits) and non-U.S. dollar denominated securities (including debt instruments and certain futures or forward contracts and options) may be treated as ordinary income or loss. In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be treated as ordinary income. Finally, all or a portion of the gain realized from engaging in "conversion transactions" (generally including certain transactions designed to convert ordinary income into capital gain) may be treated as ordinary income.

Gain or loss, if any, realized by a Fund from certain financial futures or forward contracts and options transactions ("Section 1256 contracts") will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of such Section 1256 contract as well as from closing transactions. In addition, any Section 1256 contracts remaining unexercised at the end of the Fund's taxable year will be treated as sold for its then fair market value, resulting in additional gain or loss to such Fund.

Offsetting positions held by a Fund involving certain financial futures or forward contracts or options transactions may constitute "straddles." To the extent the straddle rules apply to positions established by the Fund, losses realized by the Fund may be deferred to the extent of unrealized gain in the offsetting position. In addition, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Certain of the straddle positions held by the Fund may constitute "mixed straddles." The Fund may make one or more elections with respect to the treatment of "mixed straddles," resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If a Fund either (1) holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interests ("appreciated financial position") and then enters into a short sale, futures or forward contract, or offsetting notional principal contract (collectively, a "Contract") with respect to the same or substantially identical property or (2) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund enters into the financial position or acquires the property, respectively.

If a Fund enters into certain derivatives (including forward contracts, long positions under notional principal contracts, and related puts and calls) with respect to equity interests in certain pass-thru entities (including other regulated investment companies, real estate investment trusts, partnerships, real estate mortgage investment conduits and certain trusts and foreign corporations), long-term capital gain with respect to the derivative may be recharacterized as ordinary income to the extent it exceeds the long-term capital gain that would have been realized had the interest in the pass-thru entity been held directly by the Fund during the term of the derivative contract. Any gain recharacterized as ordinary income will be treated as accruing at a constant rate over the term of the derivative contract and may be subject to an interest charge. The Treasury has authority to issue regulations expanding the application of these rules to derivatives with respect to debt instruments and/or stock in corporations that are not pass-thru entities.

Investment by a Fund in securities issued or acquired at a discount, or providing for deferred interest or for payment of interest in the form of additional obligations, could under special tax rules affect the amount, timing and character of distributions to shareholders by causing the Fund to recognize income prior to the receipt of cash payments. For example, the Fund could be required each year to accrue a portion of the discount (or deemed discount) at which the securities were issued and to distribute such income in order to maintain its qualification as a regulated investment company. In such case, the Fund may have to dispose of securities which it might otherwise have continued to hold in order to generate cash to satisfy the distribution requirements.

If a Fund invests in an entity that is classified as a "passive foreign investment company" ("PFIC") for Federal income tax purposes, the operation of certain provisions of the Code applying to PFICs could result in the imposition of certain federal income taxes on the Fund. In addition, gain realized from the sale or other disposition of PFIC securities held beyond the end of the Fund's taxable year may be treated as ordinary income.

Federal regulations require that you provide a certified taxpayer identification number ("TIN") upon opening or reopening an account. See the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to the Company could subject you to a $50 penalty imposed by the Internal Revenue Service.

PORTFOLIO TRANSACTIONS

General. The Manager assumes general supervision over the placement of securities purchase and sale orders on behalf of the funds it manages. Funds managed by dual employees of the Manager and an affiliated entity, and funds with a sub-investment adviser, execute portfolio transactions through the trading desk of the affiliated entity or sub-investment adviser, as applicable (the "Trading Desk"). Those funds use the research facilities, and are subject to the internal policies and procedures, of applicable affiliated entity or sub-investment adviser.

The Trading Desk generally has the authority to select brokers (for equity securities) or dealers (for fixed income securities) and the commission rates or spreads to be paid. Allocation of brokerage transactions is made in the best judgment of the Trading Desk and in a manner deemed fair and reasonable. In choosing brokers or dealers, the Trading Desk evaluates the ability of the broker or dealer to execute the transaction at the best combination of price and quality of execution.

In general, brokers or dealers involved in the execution of portfolio transactions on behalf of a fund are selected on the basis of their professional capability and the value and quality of their services. The Trading Desk attempts to obtain best execution for the funds by choosing brokers or dealers to execute transactions based on a variety of factors, which may include, but are not limited to, the following: (i) price; (ii) liquidity; (iii) the nature and character of the relevant market for the security to be purchased or sold; (iv) the quality and efficiency of the broker's or dealer's execution; (v) the broker's or dealer's willingness to commit capital; (vi) the reliability of the broker or dealer in trade settlement and clearance; (vii) the level of counter-party risk (i.e., the broker's or dealer's financial condition); (viii) the commission rate or the spread; (ix) the value of research provided; (x) the availability of electronic trade entry and reporting links; and (xi) the size and type of order (e.g., foreign or domestic security, large block, illiquid security). In selecting brokers or dealers no factor is necessarily determinative; however, at various times and for various reasons, certain factors will be more important than others in determining which broker or dealer to use. Seeking to obtain best execution for all trades takes precedence over all other considerations.

Investment decisions for one fund or account are made independently from those for other funds or accounts managed by the portfolio managers. Under the Trading Desk's procedures, portfolio managers and their corresponding Trading Desks may seek to aggregate (or "bunch") orders that are placed or received concurrently for more than one fund or account. In some cases, this policy may adversely affect the price paid or received by a fund or an account, or the size of the position obtained or liquidated. As noted above, certain brokers or dealers may be selected because of their ability to handle special executions such as those involving large block trades or broad distributions, provided that the primary consideration of best execution is met. Generally, when trades are aggregated, each fund or account within the block will receive the same price and commission. However, random allocations of aggregate transactions may be made to minimize custodial transaction costs. In addition, at the close of the trading day, when reasonable and practicable, the completed securities of partially filled orders will generally be allocated to each participating fund and account in the proportion that each order bears to the total of all orders (subject to rounding to "round lot" amounts and other relevant factors).

Portfolio turnover may vary from year to year as well as within a year. In periods in which extraordinary market conditions prevail, the portfolio managers will not be deterred from changing a Fund's investment strategy as rapidly as needed, in which case higher turnover rates can be anticipated which would result in greater brokerage expenses. The overall reasonableness of brokerage commissions paid is evaluated by the Trading Desk based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services. Higher portfolio turnover rates usually generate additional brokerage commissions and transaction costs, and any short-term gains realized from these transactions are taxable to shareholders as ordinary income.

To the extent that a fund invests in foreign securities, certain of such fund's transactions in those securities may not benefit from the negotiated commission rates available to funds for transactions in securities of domestic issuers. For funds that permit foreign exchange transactions, such transactions are made with banks or institutions in the interbank market at prices reflecting a mark-up or mark-down and/or commission.

The portfolio managers may deem it appropriate for one fund or account they manage to sell a security while another fund or account they manage is purchasing the same security. Under such circumstances, the portfolio managers may arrange to have the purchase and sale transactions effected directly between the funds and/or accounts ("cross transactions"). Cross transactions will be effected in accordance with procedures adopted pursuant to Rule 17a-7 under the 1940 Act.

Funds and accounts managed by the Manager, an affiliated entity or a sub-investment adviser may own significant positions in portfolio companies which, depending on market conditions, may affect adversely the ability to dispose of some or all of such positions.

Brokerage Commissions. The Company contemplates that, consistent with the policy of obtaining the most favorable net price, brokerage transactions may be conducted through the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) or their affiliates. The Company's Board has adopted procedures in conformity with Rule 17e-1 under the 1940 Act to ensure that all brokerage commissions paid to the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) are reasonable and fair.

For the fiscal years ended August 31, 2007, 2006 and 2005, the amounts paid by the Funds for total brokerage commissions in the amount indicated below, none of which was paid to the Distributor. The amounts paid for brokerage commissions do not include gross spreads and concessions on principal transactions, none of which was paid to the Distributor.

Name of Fund	Brokerage Commissions Paid		
	2007	2006	2005
Dreyfus Emerging Leaders Fund	$1,227,095	$1,543,524	$1,735,429
Dreyfus Premier Midcap Value Fund	$4,997,622	$7,023,392	$6,866,460
Dreyfus Small Company Value Fund	$959,432	$1,315,531	$1,326,531

Name of Fund	Brokerage Commissions Paid		
	2007	2006	2005
Dreyfus Premier International Value Fund	$1,766,441	$1,451,621	$1,348,674
Dreyfus Premier Technology Growth Fund	$528,132	$1,395,634	$2,663,265
Dreyfus Premier Future Leaders Fund	$346,613	$460,555	$864,245
Dreyfus Premier Strategic Value Fund	$556,525	$438,621	$541,696
Dreyfus Premier Structured Midcap Fund	$312,683	$122,979	$61,656
Dreyfus Premier Select Midcap Growth Fund	$4,009	$3,654	$3,624
Dreyfus Premier Structured Large Cap Value Fund	$1,615	$2,060	$2,286

The brokerage commissions for certain Funds fluctuated significantly from year-to-year because of increased market volatility and increased cash flows into and out of such Funds.

For the fiscal years ended August 31, 2007, 2006 and 2005, the following amounts were the concessions paid on principal transactions.

Name of Fund	Concessions Paid		
	2007	2006	2005
Dreyfus Emerging Leaders Fund	$0	$0	$2,558,207
Dreyfus Premier Midcap Value Fund	$531,145	$1,456,937	$1,133,224
Dreyfus Small Company Value Fund	$212,040	$686,443	$352,974
Dreyfus Premier International Value Fund	$0	$0	$0
Dreyfus Premier Technology Growth Fund	$82,541	$140,376	$109,539
Dreyfus Premier Future Leaders Fund	$0	$0	$342,631
Dreyfus Premier Strategic Value Fund	$291,663	$0	$220,281
Dreyfus Premier Structured Midcap Fund	$0	$0	$0
Dreyfus Premier Structured Large Cap Value Fund	$0	$0	$0

There were no commissions paid to affiliates of the Manager for the fiscal year ended August 31, 2007.

Soft Dollars. The term "soft dollars" is commonly understood to refer to arrangements where an investment adviser uses client (or fund) brokerage commissions to pay for research and other services to be used by the investment adviser. Section 28(e) of the Securities Exchange Act of 1934 provides a "safe harbor" that permits investment advisers to enter into soft dollar arrangements if the investment adviser determines in good faith that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided. Eligible products and services under Section 28(e) include those that provide lawful and appropriate assistance to the investment adviser in the performance of its investment decision-making responsibilities.

Subject to the policy of seeking best execution, Dreyfus-managed funds may execute transactions with brokerage firms that provide research services and products, as defined in Section 28(e). Any and all research products and services received in connection with brokerage commissions will be used to assist the applicable affiliated entity or sub-investment adviser in its investment decision-making responsibilities, as contemplated under Section 28(e). Under certain conditions, higher brokerage commissions may be paid in connection with certain transactions in return for research products and services.

The products and services provided under these arrangements permit the Trading Desk to supplement its own research and analysis activities, and provide it with information from individuals and research staffs of many securities firms. Such services and products may include, but are not limited to the following: fundamental research reports (which may discuss, among other things, the value of securities, or the advisability of investing in, purchasing or selling securities, or the availability of securities or the purchasers or sellers of securities, or issuers, industries, economic factors and trends, portfolio strategy and performance); current market data and news; technical and portfolio analyses; economic forecasting and interest rate projections; and historical information on securities and companies. The Trading Desk also may defray the costs of certain services and communication systems that facilitate trade execution (such as on-line quotation systems, direct data feeds from stock exchanges and on-line trading systems with brokerage commissions generated by client transactions) or functions related thereto (such as clearance and settlement). Some of the research products or services received by the Trading Desk may have both a research function and a non-research administrative function (a "mixed use"). If the Trading Desk determines that any research product or service has a mixed use, the Trading Desk will allocate in good faith the cost of such service or product accordingly. The portion of the product or service that the Trading Desk determines will assist it in the investment decision-making process may be paid for in soft dollars. The non-research portion is paid for by the Trading Desk in hard dollars.

The Trading Desk generally considers the amount and nature of research, execution and other services provided by brokerage firms, as well as the extent to which such services are relied on, and attempts to allocate a portion of the brokerage business of its clients on the basis of that consideration. Neither the services nor the amount of brokerage given to a particular brokerage firm are made pursuant to any agreement or commitment with any of the selected firms that would bind the Trading Desk to compensate the selected brokerage firm for research provided. The Trading Desk endeavors, but is not legally obligated, to direct sufficient commissions to broker/dealers that have provided it with research and other services to ensure continued receipt of research the Trading Desk believes is useful. Actual commissions received by a brokerage firm may be more or less than the suggested allocations.

There may be no correlation between the amount of brokerage commissions generated by a particular fund or client and the indirect benefits received by that fund or client. The affiliated entity or sub-investment adviser may receive a benefit from the research services and products that is not passed on to a fund in the form of a direct monetary benefit. Further, research services and products may be useful to the affiliated entity or sub-investment adviser in providing investment advice to any of the funds or clients it advises. Likewise, information made available to the affiliated entity or sub-investment adviser from brokerage firms effecting securities transactions for a fund may be utilized on behalf of another fund or client. Information so received is in addition to, and not in lieu of, services required to be performed by the affiliated entity or sub-investment adviser and fees are not reduced as a consequence of the receipt of such supplemental information. Although the receipt of such research services does not reduce the normal independent research activities of the affiliated entity or sub-investment adviser, it enables them to avoid the additional expenses that might otherwise be incurred if it were to attempt to develop comparable information through its own staff.

For each Fund, the aggregate amount of transactions during the last fiscal year in securities effected on an agency basis through a broker for, among others things, research services, and the commissions and concessions related to such transactions were as follows:

Name of Fund	Transaction Amount	Commissions and Concessions
Dreyfus Premier Midcap Value Fund	$1,115,180,769	$1,482,055
Dreyfus Small Company Value Fund	$76,992,351	$148,548
Dreyfus Emerging Leaders Fund	$57,436,408	$65,857
Dreyfus Premier International Value Fund	$84,569,918	$133,543
Dreyfus Premier Strategic Value Fund	$44,596,437	$58,692
Dreyfus Premier Technology Growth Fund	$72,097,599	$92,666
Dreyfus Premier Future Leaders Fund	$21,028,623	$11,801
Dreyfus Premier Structured Midcap Fund	$33,061,182	$19,773
Dreyfus Premier Select Midcap Growth Fund	$590,412	$355
Dreyfus Premier Structured Large Cap Value Fund	$389,414	$77

IPO Allocations. Certain funds advised by the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) may participate in IPOs. In deciding whether to purchase an IPO, the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) generally considers the capitalization characteristics of the security, as well as other characteristics of the security, and identifies funds and accounts with investment objectives and strategies consistent with such a purchase. Generally, as more IPOs involve small- and mid-cap companies, the funds and accounts with a small- and mid-cap focus may participate in more IPOs than funds and accounts with a large-cap focus. The Manager (and where applicable, a sub-adviser or Dreyfus affiliate), when consistent with the fund's and/or account's investment guidelines, generally will allocate shares of an IPO on a pro rata basis. In the case of "hot" IPOs, where the Manager (and if applicable, a sub-adviser or Dreyfus affiliate) only receives a partial allocation of the total amount requested, those shares will be distributed fairly and equitably among participating funds or accounts managed by the Manager (or where applicable, a sub-adviser or Dreyfus affiliate). "Hot" IPOs raise special allocation concerns because opportunities to invest in such issues are limited as they are often oversubscribed. The distribution of the partial allocation among funds and/or accounts will be based on relevant net asset values. Shares will be allocated on a pro rata basis to all appropriate funds and accounts, subject to a minimum allocation based on trading, custody, and other associated costs. International hot IPOs may not be allocated on a pro rata basis due to transaction costs, market liquidity and other factors unique to international markets.

    With respect to Dreyfus Small Company Value Fund, Dreyfus Premier Midcap Value Fund, Dreyfus Premier Structured Large Cap Value Fund, Dreyfus Premier Structured Midcap Fund, Dreyfus Premier Technology Growth Fund, Dreyfus Premier International Value Fund and Dreyfus Premier Strategic Value, there were no brokerage commissions paid to the Manager or its affiliates for such Fund's most current fiscal years.

    Regular Broker-Dealers. A Fund may acquire securities issued by one or more of its "regular brokers or dealers," as defined in Rule 10b-1 under the 1940 Act. Rule 10b-1 provides that a "regular broker or dealer" is one of the ten brokers or dealers that, during the Fund's most recent fiscal year (i) received the greatest dollar amount of brokerage commissions from participating, either directly or indirectly, in the Fund's portfolio transactions, (ii) engaged as principal in the largest dollar amount of the Fund's portfolio transactions or (iii) sold the largest dollar amount of the Fund's securities. Listed below for each Fund that acquired securities of its regular brokers or dealers for the fiscal year ended August 31, 2007, the issuer of the securities and the aggregate value per issuer, as of August 31, 2007, of such securities:

    Dreyfus Premier Strategic Value Fund – JP Morgan Chase & Co. $13,435,000, Merrill Lynch, Pierce, Fenner & Smith Inc., $7,486,000, Citigroup Global Markets, Inc. $17,471,000, Morgan Stanley $3,453,000 and Goldman Sachs & Co. $3,677,000.

    Dreyfus Premier International Value Fund – UBS Warburg LLC, $6,794,000.

    Dreyfus Premier Structured Large Cap Value Fund –Citigroup Global Markets Inc. $75,000, JP Morgan Chase & Co. $13,000, Merrill Lynch, Pierce, Fenner & Smith Inc., $59,000 and Morgan Stanley $37,000.

    Dreyfus Premier Midcap Value Fund –Bear Stearns & Co., Inc. $9,275,000.

Disclosure of Portfolio Holdings. It is the policy of the Dreyfus to protect the confidentiality of fund portfolio holdings and prevent the selective disclosure of non-public information about such holdings. Each fund, or its duly authorized service providers, may publicly disclose its holdings in accordance with regulatory requirements, such as periodic portfolio disclosure in filings with the Securities and Exchange Commission. Each non-money market fund, or its duly authorized service providers, may publicly disclose its complete schedule of portfolio holdings, at month-end, with a one-month lag, on the Dreyfus website at www.dreyfus.com. In addition fifteen days following the end of each calendar quarter, each non-money market fund, or its duly authorized service providers, may publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter. Each money market fund or its duly authorized service providers, may publicly disclose on the website its complete schedule of holdings twice a month, on the 15th day of the month and the last business day of the month, with a 15-day lag. Portfolio holdings will remain available on the website until the date on which the fund the files a Form N-CSR of Form N-Q for the period that includes the date as of which the website information is current.

If a fund's portfolio holdings are released pursuant to an ongoing arrangement with any party, such fund must have a legitimate business purpose for doing so, and neither the Fund, nor Dreyfus or its affiliates, may receive any compensation in connection with an arrangement to make available information about the fund's portfolio holdings. Funds may distribute portfolio holdings to mutual fund evaluation services such as Standard & Poor's, Morningstar or Lipper Analytical Services; due diligence departments of broker-dealers and wirehouses that regularly analyze the portfolio holdings of mutual funds before their public disclosure; and broker-dealers that may be used by the fund, for the purpose of efficient trading and receipt of relevant research, provided that: (a) the recipient does not distribute the portfolio holdings to persons who are likely to use the information for purposes of purchasing or selling fund shares or fund portfolio holdings before the portfolio holdings become public information; and (b) the recipient signs a written confidentiality agreement.

Funds may also disclose any and all portfolio information to their service providers and others who generally need access to such information in the performance of their contractual duties and responsibilities and are subject to duties of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract. These service providers include the fund's custodian, auditors, investment adviser, administrator, and each of their respective affiliates and advisers.

Disclosure of portfolio holdings may be authorized only by the fund's Chief Compliance Officer, and any exceptions to this policy are reported quarterly to the fund's Board.

SUMMARY OF THE PROXY VOTING POLICY, PROCEDURES AND GUIDELINES OF
THE DREYFUS FAMILY OF FUNDS

The Board of each fund in the Dreyfus Family of Funds has delegated to the Manager the authority to vote proxies of companies held in the fund's portfolio. The Manager, through its participation on the BNY Mellon Proxy Policy Committee (the "PPC"), applies BNY Mellon's Proxy Voting Policy, related procedures, and voting guidelines when voting proxies on behalf of the funds.

The Manager recognizes that an investment adviser is a fiduciary that owes its clients, including funds it manages, a duty of utmost good faith and full and fair disclosure of all material facts. An investment adviser's duty of loyalty requires an adviser to vote proxies in a manner consistent with the best interest of its clients and precludes the adviser from subrogating the clients' interests to its own. In addition, an investment adviser voting proxies on behalf of a fund must do so in a manner consistent with the best interests of the fund and its shareholders.

The Manager seeks to avoid material conflicts of interest by participating in the PPC, which applies detailed, pre-determined written proxy voting guidelines (the "Voting Guidelines") in an objective and consistent manner across client accounts, based on internal and external research and recommendations provided by a third party vendor, and without consideration of any client relationship factors. Further, the Manager and its affiliates engage a third party as an independent fiduciary to vote all proxies of funds managed by BNY Mellon or its affiliates (including the Dreyfus Family of Funds), and may engage an independent fiduciary to vote proxies of other issuers at its discretion.

All proxies received by the funds are reviewed, categorized, analyzed and voted in accordance with the Voting Guidelines. The guidelines are reviewed periodically and updated as necessary to reflect new issues and any changes in BNY Mellon's or the Manager's policies on specific issues. Items that can be categorized under the Voting Guidelines are voted in accordance with any applicable guidelines or referred to the PPC, if the applicable guidelines so require. Proposals that cannot be categorized under the Voting Guidelines are referred to the PPC for discussion and vote. Additionally, the PPC reviews proposals where it has identified a particular company, industry or issue for special scrutiny. With regard to voting proxies of foreign companies, the Manager weighs the cost of voting and potential inability to sell the securities (which may occur during the voting process) against the benefit of voting the proxies to determine whether or not to vote. With respect to securities lending transactions, the Manager seeks to balance the economic benefits of continuing to participate in an open securities lending transaction against the inability to vote proxies.

When evaluating proposals, the PPC recognizes that the management of a publicly-held company may need protection from the market's frequent focus on short-term considerations, so as to be able to concentrate on such long-term goals as productivity and development of competitive products and services. In addition, the PPC generally supports proposals designed to provide management with short-term insulation from outside influences so as to enable them to bargain effectively with potential suitors to the extent such proposals are discrete and not bundled with other proposals. The PPC believes that a shareholder's role in the governance of a publicly-held company is generally limited to monitoring the performance of the company and its management and voting on matters which properly come to a shareholder vote. However, the PPC generally opposes proposals designed to insulate an issuer's management unnecessarily from the wishes of a majority of shareholders. Accordingly, the PPC generally votes in accordance with management on issues that the PPC believes neither unduly limit the rights and privileges of shareholders nor adversely affect the value of the investment.

On questions of social responsibility where economic performance does not appear to be an issue, the PPC attempts to ensure that management reasonably responds to the social issues. Responsiveness will be measured by management's efforts to address the particular social issue including, where appropriate, assessment of the implications of the proposal to the ongoing operations of the company. The PPC will pay particular attention to repeat issues where management has failed in its commitment in the intervening period to take actions on issues.

In evaluating proposals regarding incentive plans and restricted stock plans, the PPC typically employs a shareholder value transfer model. This model seeks to assess the amount of shareholder equity flowing out of the company to executives as options are exercised. After determining the cost of the plan, the PPC evaluates whether the cost is reasonable based on a number of factors, including industry classification and historical performance information. The PPC generally votes against proposals that permit the repricing or replacement of stock options without shareholder approval or that are silent on repricing and the company has a history of repricing stock options in a manner that the PPC believes is detrimental to shareholders.

Information regarding how the Manager voted proxies for the Funds is available on the Dreyfus Family of Funds' website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov on the Funds' Form N-PX filed with the SEC.

INFORMATION ABOUT THE COMPANY AND FUNDS

Each Fund share has one vote and, when-issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable. Fund shares are of one class, except in the case of the Dreyfus Premier Funds, and have equal rights as to dividends and in liquidation. Shares have no preemptive or subscription rights and are freely transferable.

Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for the Company to hold annual meetings of shareholders. As a result, shareholders may not consider each year the election of Board members or the appointment of auditors. However, the holders of at least 10% of the shares outstanding and entitled to vote may require the Company to hold a special meeting of shareholders for purposes of removing a Board member from office. Shareholders may remove a Board member by the affirmative vote of a majority of the Company's outstanding voting shares. In addition, the Board will call a meeting of shareholders for the purpose of electing Board members if, at any time, less than a majority of the Board members then holding office have been elected by shareholders. The Company is a "series fund," which is a mutual fund divided into separate portfolios, each of which is treated as a separate entity for certain matters under the 1940 Act and for other purposes. A shareholder of one portfolio is not deemed to be a shareholder of any other portfolio. For certain matters shareholders vote together as a group; as to others they vote separately by portfolio.

To date, the Board has authorized the creation of 13 series of shares. All consideration received by the Company for shares of a Fund, and all assets in which such consideration is invested, will belong to that Fund (subject only to the rights of creditors of the Company) and will be subject to the liabilities related thereto. The income attributable to, and the expenses of, a Fund will be treated separately from those of the other Funds of the Company. The Company has the ability to create, from time to time, new series without shareholder approval.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted under the provisions of the 1940 Act or applicable state law or otherwise to the holders of the outstanding voting securities of an investment company, such as the Company, will not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each series affected by such matter. Rule 18f-2 further provides that a series shall be deemed to be affected by a matter unless it is clear that the interests of each series in the matter are identical or that the matter does not affect any interest of such series. The Rule exempts the selection of independent accountants and the election of Board members from the separate voting requirements of the Rule.

Each Fund is intended to be a long-term investment vehicle and is not designed to provide investors with a means of speculating on short-term market movements. A pattern of frequent purchases and exchanges can be disruptive to efficient portfolio management and, consequently, can be detrimental to the Fund's performance and its shareholders. If Fund management determines that an investor is following an abusive investment strategy, it may reject any purchase request, or terminate the investor's exchange privilege, with or without prior notice. Such investors also may be barred from purchasing shares of other funds in the Dreyfus Family of Funds. Accounts under common ownership or control may be considered as one account for purposes of determining a pattern of excessive or abusive trading. In addition, a Fund may refuse or restrict purchase or exchange requests for Fund shares by any person or group if, in the judgment of the Fund's management, the Fund would be unable to invest the money effectively in accordance with its investment objective and policies or could otherwise be adversely affected or if the Fund receives or anticipates receiving simultaneous orders that may significantly affect the Fund. If an exchange request is refused, the Company will take no other action with respect to the Fund shares until it receives further instructions from the investor. While the Company will take reasonable steps to prevent excessive short term trading deemed to be harmful to a Fund, it may not be able to identify excessive trading conducted through certain financial intermediaries or omnibus accounts.

Effective June 1, 2007, each Dreyfus Premier Fund's "Class R" shares were redesignated as "Class I" shares.

Each Fund will send annual and semi-annual financial statements to all its shareholders.

Effective May 2, 2006, the Company changed its name from "Dreyfus Advantage Funds, Inc." to its current name. Prior to March 15, 2006, the Company's name was "Dreyfus Growth and Value Funds, Inc." Effective April 15, 1999, Dreyfus Premier Technology Growth Fund changed its name from Dreyfus Technology Growth Fund to its current name; effective May 31, 2001, Dreyfus Premier Strategic Value Fund changed its name from Dreyfus Aggressive Value Fund to its current name; effective May 7, 2002, Dreyfus Midcap Value Fund and Dreyfus Premier Structured Midcap Fund, changed their respective names from Dreyfus Mid Cap Value Fund and Dreyfus Premier Structured Mid Cap Fund, respectively; effective November 15, 2002, Dreyfus Premier International Value Fund changed its name from Dreyfus International Value Fund to its current name; and effective May 30, 2008, Dreyfus Premier Midcap Value Fund changed its name from Dreyfus Midcap Value Fund to its current name.

The following persons are known by the Company to own of record 5% or more of a Fund's outstanding voting securities as of May 23, 2008. A shareholder who beneficially owns, directly or indirectly, more than 25% of a Fund's voting securities may be deemed a "control person" (as defined in the 1940 Act) of the Fund.

Dreyfus Emerging Leaders Fund

The Vanguard Fiduciary Trust Co.   12.50%
Attn: Outside Fund
P.O. Box 2600
Valley Forge, PA 19482-2600

Union Bank   8.15%
Selectbenefit Ominbus
P.O. Box 85484
San Diego, CA 92186-5484

State Street Bank & Trust Co.   7.82%
For Red Cross Savings Plan
105 Rosemont Rd.
Westwood, MA 02090-2318

Charles Schwab & Co.   6.54%
Reinvest Account
101 Montgomery Street
San Francisco, CA 94104

Dreyfus Premier Midcap Value Fund (Class A)

JP Morgan Chase Bank as directed   19.42%
TR FBO The Super Saver Employees Plan
P.O. Box 419784
Kansas City, MO 64141

The Vanguard Fiduciary Trust Co.   13.56%
P.O. Box 2600
Valley Forge, PA 19482-2600

Fidelity Investments   11.71%
Institutional Operations Co. in as agent for
TPA Realty Services LLC 401(k) Plan
100 Magellan Way

Covington, KY 41015

National Financial Services LLC	6.79%
FEBO Stephen L. Shroba, Jr.	
P.O. Box 2797	
McKinney, TX 75070	

Dreyfus Small Company Value Fund

Charles Schwab & Co. Inc.	11.18%
Reinvest Account	
101 Montgomery St.	
San Francisco, CA 94104	

National Financial Services LLC	9.69%
FEBO Helen M. Hill	
2205 Miriam Court	
Parsippany, NJ 07054	

Dreyfus Premier International Value Fund (Class A)

National Financial Services LLC FEBO	31.77%
Ona Bouchie	
21 Courtney Pl	
N. Attleboro, MA 02760-3953	

SEI Private Trust Company	16.32%
Attn: Mutual Fund Administrator	
One Freedom Valley Drive	
Oaks, PA 19456	

The Vanguard Fiduciary Trust Company	11.91%
Attn: Outside Funds	
P.O. Box 2600	
Valley Forge, PA 19482-2600	

MLPF&S For the Sole Benefit of its Customers	9.59%
Attn: Fund Administration	
4800 Deer Lake Drive – East Fl. 3	
Jacksonville, FL 32246-6484	

Charles Schwab & Co., Inc.	5.59%
Reinvest Account	
101 Montgomery St.	
San Francisco, CA 94104-4151	

Dreyfus Premier International Value Fund (Class B)

MLPF&S for the Sole Benefits of its Customers	22.72%
Attn: Fund Administration	
4800 Deer Lake Dr. East FL-3	

Jacksonville, FL 32246-6484

National Financial Services LLC FEBO NFS/FMTC Sep IRA FBO Janet Sawyers 27605 Rialto Street Madison Heights, MI 48071	13.95%
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303	8.18%
Citigroup Global Markets Inc. 333 West 34th Street New York, NY 10001-2402	5.04%

Dreyfus Premier International Value Fund (Class C)

MLPF&S For the Sole Benefit of its Customers Attn: Fund Administration 4800 Deer Lake Drive East – Fl. 3 Jacksonville, FL 32246-6484	59.65%
Citigroup Global Markets Inc. 333 West 34th St – 3rd Fl New York, NY 10001-2402	9.50%
Morgan Stanley & Co. Harborside Financial Center, Plaza 2, 3rd Floor Jersey City, NJ 07311	6.76%

Dreyfus Premier International Value Fund (Class I)

The Bear Stearns Co. Inc. Cash or Deferred Compensation Plan Custodial Trust Co. Attn: Jonthan Brown, Account Control 101 Carnegie Center Princeton, NJ 08540	59.77%
The Bear Stearns Co., Inc. FBO Profit Sharing Plan Custodial Trust Co. Effective 5/1/94 115 S. Jefferson Road Whippany, NJ 07981	13.98%
MAC & Co. Mutual Fund Operations P.O. Box 3198 Pittsburgh, PA 15230	15.65%

Dreyfus Premier International Value Fund (Class T)

MLPF&S For the Sole Benefit of its Customers Attn: Fund Administration 4800 Deer Lake Drive East – Fl. 3 Jacksonville, FL 32246-6484	55.51%
Citigroup Global Markets Inc. 333 West 34th St. – 3rd FL New York, NY 10001-2402	9.17%

Dreyfus Premier Technology Growth Fund (Class A)

National Financial Services LLC FEBO Sandor Steiner, Judith Steiner and Alejandro Levi 1542 56th Street Brooklyn, NY 11219	9.95%
AIG Federal Savings Bank Customer FBO Columbus Specialty Hospital Retirement Plan Attn: Kathleen Janos 2929 Allen Parkway Houston, TX 77019	8.52%
Pershing LLC FBO Sandra C. McConnell, IRA 1 Pershing Plaza Jersey City, NJ 07399	5.91%

Dreyfus Premier Technology Growth Fund (Class B)

National Financial Services LLC FEBO Laura R. Unger and Nicholas S. Unger 1305 Rhode Island Avenue, N.W. Washington, D.C. 20005	15.34%
Pershing LLC PO Box 2052 Jersey City, 07303-2052	9.90%
Citigroup Global Markets Inc. 333 West 34TH Street New York, NY 10001-2402	6.20%
First Clearing Corporation, as Custodian 60 Unaka Drive Mosheim, TN 37818	5.88%

Dreyfus Premier Technology Growth Fund (Class C)

MLPF&S for the Sole Benefit of its Customers Attn: Fund Administration 4800 Deer Lake Drive East FL 3 Jacksonville, FL 32246-6484	20.83%
Citigroup Global Markets Inc. 333 West 34TH Street New York, NY 10001-2402	17.20%
First Clearing Corporation Cosman Onwuoiwe Onuora, MD, P/Admin Trustee Pension Plan UA, dated 01/01/98 4775 Higbee Avenue, Northwest Canton, OH 44718	8.34%
National Financial Services LLC FEBO Brendan Wai Pang Leung and Jin Cai 1407 Starshadow Drive Richardson, TX 75081	6.20%

Dreyfus Premier Technology Growth Fund (Class I)

Fidelity Investment Institutional Operations Co., as Agent for Certain Employee Benefit Plans 100 Magellan Way Covington, KY 41015-1999	85.58%

Dreyfus Premier Technology Growth Fund (Class T)

MLPF&S for the Sole Benefit of its Customers Attn: Fund Administration 4800 Deer Lake Drive East FL 3 Jacksonville, FL 32246-6484	12.93%
First Clearing LLC John Scott Lear 37782 Eastgate Drive Purcellville, VA 20132	10.67%
MG Trust, Custodian Machalek Communications 401(k) Plan 700 17TH Street, Suite 150 Denver, CO 80202-3502	8.62%

Dreyfus Premier Future Leaders Fund (Class A)

Morgan Stanley & Co. Harborside Financial Center, Plaza 2	18.45%

Jersey City, NJ 07311

Pershing LLC PO Box 2052 Jersey City, NJ 07303-2052	11.53%
Charles Schwab & Co. Inc. Reinvest Account 101 Montgomery Street San Francisco, CA 94104-4151	10.07%
National Financial Services LLC FEBO Mitchell Freeman, Trustee Professional Pharmacy of Wellesley, Inc., 401(k) PSP 41 Bishop Forest Drive Waltham, MA 02452	8.87%

Dreyfus Premier Future Leaders Fund (Class B)

National Financial Services LLC FEBO NFS/FMTC Rollover IRA FBO Brandon N. Palmer 5085 Oak Creek Trail Hamilton, OH 45011	15.75%
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303	12.70%
First Clearing, LLC, as Custodian Kay I. Pritchett R/O IRA 24149 Schlemmer Court Lawrenceburg, IN 47025	5.18%

Dreyfus Premier Future Leaders Fund (Class C)

Charles Schwab & Co. Inc. Special Custody Account, FBO Customers Attn: Mutual Funds 101 Montgomery Street San Francisco, CA 94104-4151	17.62%
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303	10.56%
National Financial Services LLC FEBO NFS/FMTC IRA FBO Carol S. Kennedy 207 Flesher Drive Ellisville, MO 63011	9.98%

First Clearing, LLC, as Custodian Tracy L. Pivirotto, Roth IRA 123 Paddington Way, NE Leesburg, VA 20176	8.09%
MLPF&S for the Sole Benefit of its Customers Attn: Fund Administration 4800 Deer Lake Drive East FL 3 Jacksonville, FL 32246-6484	7.07%

Dreyfus Premier Future Leaders Fund (Class I)

Mellon Bank, NA ,Trustee FBO ENPRO Retirement Savings Plan for Hourly Employees Attn: Latoya Young 135 Santilli Highway Everett, MA 02149	78.85%
Charles Schwab & Co., Inc. Reinvest Account 101 Montgomery Street San Francisco, CA 94104-4151	12.19%

Dreyfus Premier Future Leaders Fund (Class T)

AUL Group Retirement Annuity Separate Account II One American Square PO Box 1995 Indianapolis, IN 46206	47.65%
MLPF&S for the Sole Benefit of its Customers Attn Fund Administration 4800 Deer Lake Drive East FL 3 Jacksonville, FL 32246-6484	17.02%
National Financial Services LLC FEBO Reliance Trust Company, Trustee ITSS 401(k) Plan U/A 1/1/03 3631 Parklane Road Fairfax, VA 22030	11.22%
MG Trust, Custodian Exceloron, Inc., PICS 401(k) Profit Sharing Plan 700 17th Street, Suite 150 Denver, CO 80202-3502	5.19%

Dreyfus Premier Strategic Value Fund (Class A)

Charles Schwab & Co., Inc. Special Custody Account, FBO Customers Attn: Mutual Funds 101 Montgomery St. San Francisco, CA 94104	9.39%
Pershing LLC P O Box 2052 Jersey City, NJ 07303	5.83%
National Financial Services LLC FEBO NFS/FMTC IRA FBO Camille D. Burney 1607 Arthur Street Hollywood, FL 33020	5.51%
UMB Bank NA Fiduciary for Tax Deferred Accounts Attn: Finance Department One Security Benefit Place Topeka, KS 66636	5.36%

Dreyfus Premier Strategic Value Fund (Class B)

National Financial Services LLC FEBO Scarlett S. Zhao 48 Park Avenue Cresskill, NJ 07626	15.25%
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303	11.86%
MLPF&S For the Sole Benefit of its Customers Attn: Fund Administration 4800 Deer Lake Drive East FL 3 Jacksonville, FL. 32246-6484	6.42%
Citigroup Global Markets Inc. 333 West 34th St. 3rd Floor New York, NY 10001-2402	6.01%

Dreyfus Premier Strategic Value Fund (Class C)

MLPF&S For the Sole Benefit of its Customers Attn: Fund Administration 4800 Deer Lake Drive East FL 3 Jacksonville, FL 32246-6484	19.78%

Citigroup Global Markets Inc. 333 West 34th Street - 3RD FLOOR New York, NY 10001-2402	13.22%
National Financial Services LLC FEBO Sandra M. Cox TOD Marvin Dean Cox 2651 Memorial Street Alexandria, VA 22306	11.91%
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303	5.88%
First Clearing, LLC Nancy R. Albert 83 Hillhurst Lane Rochester, NY 14617	5.35%

Dreyfus Premier Strategic Value Fund (Class I)

Counsel Trust DBA MATC FBO SGV International LLC 401(k) PSP and Trust 1251 Waterfront Place, Suite 525 Pittsburgh, PA 15222	43.33%
National Financial Services LLC FEBO Joe L. Kriskovich, Trustee Suzanne L. Mallory, Trustees City of Manteca 475B Plan 1001 West Center Street Manteca, CA 95337	13.06%
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303	5.45%
Ameritrade Inc FEBO of our Customers P.O. Box 2226 Omaha, NE 68103-2226	5.43%
SEI Private Trust Company C/o Community Bank and Trust 1 Freedom Valley Drive Oaks, PA 19456	5.23%

Dreyfus Premier Strategic Value Fund (Class T)

Hartford Life Insurance Company	29.88%
Separate Account DC III	
Attn: Curt Nadeau	
PO Box 2999	
Hartford, CT 06104-2999	

Charles Schwab & Co., Inc.   23.86%
Reinvest Account
101 Montgomery St.
San Francisco, CA 94104-4151

National Financial Services LLC   11.29%
FEBO George S. Devernoe, Jr.
Barbara A. Devernoe
96 Annabelle Place
Schenectady, NY 12306

MLPF&S For the Sole Benefit   6.64%
FBO Customers Exclusively
Attn: Fund Administration
4800 Deer Lake Drive East FL 3
Jacksonville, FL 32246-6484

Counsel Trust, FBO   5.88%
Grand Prix Association, 401(k) PSP and Trust
1251 Waterfront Place, Suite 525
Pittsburgh, PA 15222

Orchard Trust Company LLC, as Trustee   5.78%
FBO Modern Poured Walls Inc. 401(k)
8515 E. Orchard Road
Greenwood Village, CO 80111

Dreyfus Premier Structured Large Cap Value Fund (Class A)

MBC Investments Corp.   69.97%
c/o Mellon Financial Corp.
Attn: Delaware Finance Dept.
4001 Kennett Pike Suite 218
2 Greenville Crossing
Greenville, DE 19807-2029

UBS Financial Services Inc.   13.18%
James L. Peltason, Trustee
James L. Peltason Rev. Trust U/A/D 01/21/06
8349 Clynderven Rd.
Burr Ridge, IL 60527-6521

Dreyfus Premier Structured Large Cap Value Fund (Class B)

MBC Investments Corp.	93.92%
c/o Mellon Financial Corp.	
Attn: Delaware Finance Dept.	
4001 Kennett Pike Suite 218	
2 Greenville Crossing	
Greenville, DE 19807-2029	

Dreyfus Premier Structured Large Cap Value Fund (Class C)

MBC Investments Corp.	72.91%
c/o Mellon Financial Corp.	
Attn: Delaware Finance Dept.	
4001 Kennett Pike Suite 218	
2 Greenville Crossing	
Greenville, DE 19807-2029	
MLPF&S For the Sole Benefit	13.41%
FBO Customers Exclusively	
Attn: Fund Administration	
4800 Deer Lake Drive East FL 3	
Jacksonville, FL 32246-6484	

Dreyfus Premier Structured Large Cap Value Fund (Class I)

MBC Investments Corp.	97.04%
c/o Mellon Financial Corp.	
Attn: Delaware Finance Dept.	
4001 Kennett Pike Suite 218	
2 Greenville Crossing	
Greenville, DE 19807-2029	

Dreyfus Premier Structured Large Cap Value Fund (Class T)

MBC Investments Corp.	98.30%
c/o Mellon Financial Corp.	
Attn: Delaware Finance Dept.	
4001 Kennett Pike Suite 218	
2 Greenville Crossing	
Greenville, DE 19807-2029	

Dreyfus Premier Structured Midcap Fund (Class A)

State Street Bank and Trust Company	28.51%
FBO Starwood Hotels and Resorts Worldwide	
One Lincoln Street	
Boston, MA 02111-2901	
Wells Fargo Bank, NA, Trustee	13.08%
FBO Various FASCORP	

8515 E. Orchard Rd.
Greenwood Village, CO 80111-5002

Charles Schwab & Co., Inc. Reinvest Account 101 Montgomery Street San Francisco, CA 94104-4151	10.47%
John Hancock Life Insurance Company RPS SEG Funds and Accounting 601 Congress St. Boston, MA 02210-2804	9.48%
National Financial Services LLC FEBO FMT CO Custodian IRA FBO Timothy Phipps 101 Stoddard Drive N. Attleboro, MA 02760	6.63%

Dreyfus Premier Structured Midcap Fund (Class B)

MLPF&S For the Sole Benefit of its Customers Attn: Fund Administration 4800 Deer Lake Drive East FL 3 Jacksonville, FL. 32246-6484	25.11%
National Financial Services LLC FEBO NFS/FMTC Roth IRA FBO Siu Yin Lee 374 Mangels Avenue San Francisco, CA 94127	13.11%
Stifel Nicolaus & Co, Inc. Joanne Sands, IRA 501 North Broadway St. Louis, MO 63102	12.25%
First Clearing, LLC, as Custodian Linda S. Rowan, Simple IRA 446 E. Cyclamen Chase Westfield, IN 46074	6.83%
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303	5.51%
Janney Montgomery Scott LLC John O. Howland IRA 1801 Market Street Philadelphia, PA 19103-1628	5.43%

Janney Montgomery Scott LLC Raymond W. Holzbaur, Jr. 1801 Market Street Philadelphia, PA 19103-1628	5.39%

Dreyfus Premier Structured Midcap Fund (Class C)

MLPF&S For the Sole Benefit of its Customers Attn: Fund Administration 4800 Deer Lake Drive East FL 3 Jacksonville, FL 32246-6484	44.28%
National Financial Services LLC FEBO NFS/FMTC IRA FBO Helen F. Rice 10601 Chinkapin Place Raleigh, NC 27613	12.86%
First Clearing Corporation Profit Sharing Plan and Trust 75 Pringle Way, Suite 904 Reno, NV 89502	8.97%
Morgan Keegan & Co. 50 North Front Street Memphis, TX 38103	6.45%

Dreyfus Premier Structured Midcap Fund (Class I)

Fidelity Investments Institutional Operations Co., as Agent for Certain Employee Benefit Plans 100 Magellan Way Covington, KY 41015	27.74%
Investors Bank and Trust FBO Various Retirement Plans 4 Manhattanville Road Purchase, NY 10577-2139	21.92%
The Vanguard Fiduciary Trust Co. Attn: Outside Funds PO Box 2600 Valley Forge, PA 19482-2600	16.06%
Wells Fargo Bank NA, FBO Base Camp 401K PO Box 1533 Minneapolis, MN 55480-1533	10.88%
GPC Securities Inc., as Agent for Bank of America FBO	9.42%

Carella Byrne Bain Gilfillan Cecchi & Stewart PA
401(k) PS Plan
PO Box 105117
Atlanta, GA 30348

Wilmington Trust Company, as Trustee   7.85%
FBO Entertainment Cruises 401(k) Plan
C/o Mutual Funds
P.O. Box 8880
Wilmington, DE 19899

Dreyfus Premier Structured Midcap Fund (Class T)

AUL Group Retirement Annuity   44.13%
Separate Account II
One American Square
PO Box 1995
Indianapolis, IN 46206
Mid Atlantic Capital Corp   10.95%
FBO, Ruane & Co.
PO Box 6437
Ithaca, NY 14851-6437

Dreyfus Premier Select Midcap Growth Fund (Class A)

Charles Schwab & Co., Inc.   12.42%
Reinvest Account
101 Montgomery Street
San Francisco, CA 94104-4151

Pershing LLC   11.70%
P.O. Box 2052
Jersey City, NJ 07303-2052

First Clearing, LLC   9.01%
Bonnie Schut, Trustee
Schut Co Defined Benefit Plan
Studio City, CA 91604

PIMS/Prudential Retirement, as Nominee   7.12%
For the Trustee/Custodian PL 007 Local Matters, Inc.
1221 Auraria Parkway
Denver, CO 80204-1836

National Financial Services LLC   6.26%
FEBO NFS/FMTC Rollover IRA
FBO Howard Engel
2725 Appaloosa Avenue
Brighton, CO 80603

Morgan Stanley & Co.   5.34%

Harborside Financial Center, Plaza 2
Jersey City, NJ 07311

MLPFF&S, for the Sole Benefit of Customers Attn: Fund Administration 4800 Deer Lake Dr. E. FL. 3 Jacksonville, FL 32246-6484	5.32%

Dreyfus Premier Select Midcap Growth Fund (Class B)

Morgan Stanley & Co. Harborside Financial Center, Plaza 2, 3rd Floor Jersey City, NJ 07311	32.50%
Pershing LLC PO Box 2052 Jersey City, NJ 07303-2052	10.61%
First Clearing, LLC Mitchell L. Katz C/o Mitchell Katz Associates 16 Donna Drive Norwalk, CT 06854	9.73%
National Financial Services LLC FEBO David D. Edinger 10226 Pinehurst Drive Austin, TX 78747	9.26%
LPL Financial Services 9785 Towne Center Drive San Diego, CA 92121	5.54%

Dreyfus Premier Select Midcap Growth Fund (Class C)

Pershing LLC PO Box 2052 Jersey City, NJ 07303-2052	31.96%
MLPF&S For the Sole Benefit of its Customers Attn: Fund Administration 4800 Deer Lake Drive East FL 3 Jacksonville, FL 32246-6484	28.34%
First Clearing Corporation Daniel M. Pransky IRA 3868 High Green Drive Marietta, GA 30068-2575	5.07%

Dreyfus Premier Select Midcap Growth Fund (Class I)

SEI Private Trust, Co.   99.16%
C/O Suntrust
Attn: Mutual Funds Administrator
One Freedom Valley Drive
Oaks, PA 19456

Dreyfus Premier Select Midcap Growth Fund (Class T)

Wells Fargo Investment LLC   52.99%
608 Second Avenue South, 8th Floor
Minneapolis, MN 55402-1927

Dreyfus Trust Company, Custodian   15.19%
FBO Erika David
Under IRA Plan, Woodridge, CT
Waukesha, WI 53188

AG Edwards & Sons   14.71%
Daniel Cohen
IRA Account
26 Mulberry Bluff Dr.
Savannah, GA 31406-3269

MLPF&S for the Sole Benefit of Its Customers   14.02%
Attn: Fund Administration
4800 Deer Lake Dr. E. FL. 3
Jacksonville, FL. 32246-6484

COUNSEL AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038-4982, as counsel for the Company, has rendered its opinion as to certain legal matters regarding the due authorization and valid issuance of the shares being sold pursuant to each Fund's Prospectus.

Ernst & Young LLP, 5 Times Square, New York, New York 10036, an independent registered public accounting firm, has been selected to serve as the independent registered public accounting firm for each Fund.

APPENDIX
Rating Categories
Description of certain ratings assigned by Standard & Poor's Ratings Services ("S&P"), Moody's Investors Service ("Moody's"), and Fitch Ratings ("Fitch"):

S&P

<u>Long-term</u>

AAA
An obligation rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA
An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A
An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB
An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, and C
Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB
An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B
An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC
An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial

commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

R
The symbol 'r' is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns, which are not addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk—such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

N.R.
The designation 'N.R.' indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.
Note: The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign designation to show relative standing within the major rating categories.

Short-term

A-1
A short-term obligation rated 'A-1' is rated in the highest category by S&P. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are given a plus sign (+) designation. This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2
A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3
A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B
A short-term obligation rated 'B' is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet is financial commitment on the obligation.

C
A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

Moody's

<u>Long-term</u>

Aaa
Bonds rated 'Aaa' are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa
Bonds rated 'Aa' are judged to be of high quality by all standards. Together with the 'Aaa' group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in 'Aaa' securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the 'Aaa' securities.

A
Bonds rated 'A' possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa
Bonds rated 'Baa' are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba
Bonds rated 'Ba' are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B
Bonds rated 'B' generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa
Bonds rated 'Caa' are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.
Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from 'Aa' through 'Caa'. The modifier 1 indicates that the obligation ranks in the higher end of its

generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

<u>Prime rating system (short-term)</u>

Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

>Leading market positions in well-established industries.
>High rates of return on funds employed.
>Conservative capitalization structure with moderate reliance on debt and ample asset protection.
>Broad margins in earnings coverage of fixed financial charges and high internal cash generation.
>Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated **Prime-2** (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated **Prime-3** (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

Fitch

<u>Long-term investment grade</u>

AAA
Highest credit quality. 'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA
Very high credit quality. 'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A
High credit quality. 'A' ratings denote a low expectation of credit risk. The capacity for timely

payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB
Good credit quality. 'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

Long-term speculative grade

BB
Speculative. ' BB' ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B
Highly speculative. 'B' ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC
High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments.

Short-term
A short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

F1
Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

F2
Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

F3
Fair credit quality. The capacity for timely payment of financial commitment is adequate; however, near-term adverse changes could result in a reduction non-investment grade.

B
Speculative. Minimal capacity for timely payment of financial commitments plus vulnerability to near-term adverse changes in financial and economic conditions.

C

High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

'NR' indicates that Fitch does not rate the issuer or issue in question.

Notes to long-term and short-term ratings: A plus (+) or minus (-) sign designation may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' long-term rating category, to categories below 'CCC', or to short-term ratings other than 'F1.'